UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GOLD RESERVE INC.
(Name of Subject Company (Issuer))

GOLD RESERVE INC.
(Name of Filing Persons (Offeror))

5.50% Senior Subordinated Convertible Notes due 2022
(Title of Class of Securities)

38068N AB4
(CUSIP Number of Class of Securities)

Rockne J. Timm
Chief Executive Officer
Gold Reserve Inc.
926 West Sprague Ave., Suite 200
Spokane, Washington  99201
(509) 623-1500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX  75201

Tel. (214) 978-3000
Fax. (214) 978-3099

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,080,000	$123.77

*      Calculated solely for purposes of determining the filing fee.  The amount represents the principal amount of the 5.50% Senior Subordinated Convertible Notes due 2022 to which this offer relates.

**   The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 18, 2012 by Gold Reserve Inc., a company incorporated under the laws of Yukon, Canada (“GR” or the “Company”) (as amended, the “Schedule TO”), as amended October 18, 2012. The Schedule TO relates to the offer to holders of the Company’s 5.50% Senior Subordinated Convertible Notes due 2022 issued by the Company on May 18, 2007 (the “Notes”) to tender their Notes, on the terms and subject to the conditions described in the Offer dated September 18, 2012, as amended, and in the related Letter of Transmittal, each of which has previously been filed as an exhibit to the Schedule TO. The Offer dated September 18, 2012, as amended, has been further amended as of October 29, 2012  to include additional disclosures and certain updated information, and, as so amended, has been filed as exhibit (a)(1)(E) to the Schedule TO. The Offer, as so amended (and as it may be further amended and supplemented from time to time, the “Offer”), together with the related Letter of Transmittal, constitutes the “Offer” referenced herein. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act. All other terms and conditions of the Offer shall remain unchanged and in full force and effect. All capitalized terms used in this Schedule TO and not otherwise defined have the respective meanings ascribed to them in the Offer, as amended or supplemented.

Item 1.   Summary Term Sheet.

The information set forth under caption entitled “Summary” in the Offer is incorporated herein by reference.

Item 2.   Subject Company Information.

(a)   The name of the issuer is Gold Reserve Inc., and the address of its principal executive office is 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201, USA. The telephone number of its principal executive office is 509-623-1500.

(b)   The subject securities are the Notes, the Modified Notes (described in the Offer), the shares of the Company’s common stock (“Common Stock” or “Common Shares”) and contingent value rights (described in the Offer). As of the date hereof, there are $85,447,000 aggregate principal amount of the Notes outstanding, $84,367,000 of which are held by the Large Noteholders and subject to the Restructuring Agreement and $1,080,000 of which are the subject of the Offer.

(c)   The Notes are not listed on any national or regional securities exchange or quoted on any automated quotation system. Market quotations for the Notes are available.  To the Company’s knowledge, the Notes are traded infrequently in transactions arranged through brokers.  The Common Stock into which the Notes are convertible trades on the New York Stock Exchange Market under the symbol “GRZ”. The information set forth under “Market for the Notes and Common Stock” in the Offer is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

(a)   The principal executive office of the filing person, Gold Reserve Inc., is located at 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201, USA. The telephone number of its principal executive office is 509-623-1500.

The persons listed on Annex A are directors and executive officers of the Company. No single person or group of persons controls the Company

The business address of each director and executive officer of the Company listed above is: c/o Gold Reserve Inc., 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201, USA, and such person’s telephone number c/o the Company is 509-623-1500.

Item 4.   Terms of the Transaction.

(a)   Material Terms

        (1)           Offer

        (i)-(ii)      The information set forth in the Offer under the captions entitled “Summary”, “Information Concerning Gold Reserve” and “The Offer” is incorporated herein by reference.

        (iii)          The information set forth in the Offer under the captions entitled “Summary” and “Procedures to be Followed by Holders Electing to Participate in the Offer” is incorporated herein by reference.

        (iv)          Not applicable.

        (v)           The information set forth in the Offer under the captions entitled “Summary” is incorporated herein by reference.

        (vi)          The information set forth in the Offer under the captions entitled “Summary” and “Procedures to be Followed by Holders Electing to Participate in the Offer” is incorporated herein by reference.

        (vii)         The information set forth in the Offer under the captions entitled “Summary” and “Procedures to be Followed by Holders Electing to Participate in the Offer” is incorporated herein by reference.

        (viii)        The information set forth in the Offer under the captions entitled “Summary” and “Procedures to be Followed by Holders Electing to Participate in the Offer” is incorporated herein by reference.

        (ix)          Not applicable.

        (x)           The information set forth in the Offer under the caption entitled “Information Concerning Gold Reserve” is incorporated herein by reference.

        (xi)          The information set forth in the Offer under the caption entitled “Comparison of Rights Among the Common Stock, the Notes and the Modified Notes” is incorporated herein by reference.

        (xii)         The information set forth in the Offer under the captions entitled “Certain Material U.S. Federal Income Tax Considerations” and “Certain Material Canadian Federal Income Tax Considerations” is incorporated herein by reference.

Instruction to Item 1004(a)

The information set forth in the Offer under the caption entitled “Comparison of Rights between the Common Stock and the Notes and the Modified Notes” is incorporated herein by reference.

        (i)-(vii)    Not applicable.

(b)   The information set forth in the Offer under the caption entitled “Summary” is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

(e)   Agreements Involving the Company’s Securities.

        The Company has entered into the Restructuring Agreement in connection with the Notes described under the caption entitled “The Offer.”

Item 6.   Purposes of the Transaction and Plans or Proposals.

(a)   The information set forth in the Offer under the captions entitled “Summary” and “The Offer” is incorporated herein by reference.

(b)   The information set forth in the Offer under the caption entitled “Use of Proceeds” is incorporated herein by reference.

(c) The information set forth in the Offer under the captions entitled “Summary - Do I need to do anything if I do not wish to surrender my Notes pursuant to the Offer?”, “Summary- If I do not surrender my Notes to participate in the Offer, will I continue to be able to exercise my conversion rights?” “Information Concerning the Notes – Redemption” and under the caption “The Offer” is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

(a)   The information set forth in the Offer under the captions entitled “Summary”, “Information Concerning the Outstanding Notes” and “The Offer” is incorporated herein by reference.

(b)   The information set forth in the Offer under the captions “Summary” and “The Offer” is incorporated herein by reference.

(d)   Not applicable.

2

Item 8.   Interest in Securities of the Subject Company.

(a)   The information set forth in the Offer under the caption “The Offer” is incorporated herein by reference.

(b)   The information set forth in the Offer under the caption “Purchase of Notes by GR” is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

(a)   For information regarding the Agent, see the information set forth in Offer, which is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the Offer beyond their normal compensation.

Item 10. Financial Statements.

(a)   The information set forth in the Offer under the captions “Capitalization”, “Market  for the Notes and the Common Stock” “Pro Forma Financial Information” and “Ratios of Earnings” are incorporated herein by reference. The information set forth under Item 8, Financial Statements and Supplementary Data, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov and on SEDAR at www.sedar.com.

(b)   Not applicable.

Item 11. Additional Information.

(a)   Not applicable.

(b)   The information set forth in the Offer and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit No.	Description

(a)(1)(A)	Notice of Offer to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated September 18, 2012, as amended October 29, 2012*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Form of Notice of Withdrawal*

(a)(5)(A)	Press Release issued by GR on September 18, 2012

(a)(5)(B)	Press Release issued by GR on October 16, 2012

(a)(5)(C)	Press Release issued by GR on October 29, 2012*

(b)	Not applicable

(d)(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007

(d)(2)

Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(3)

Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998 filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(4)

Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form  S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(5)

Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(6)

Form of Certificate for the Company’s Class A common shares filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(7)

Form of Certificate for the Unit Share filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(8)

Shareholder Rights Plan Agreement, as amended, of the Company (including form of Rights Certificate) filed as Exhibit 99.1, Appendix C of the Company’s Form 6-K filed with the SEC on May 14, 2009 and incorporated by reference herein

(d)(9)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of Rockne J. Timm and A. Douglas Belanger filed as Exhibit (e)(1) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein

(d)(10)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of James P. Geyer, Robert A. McGuinness, Mary E. Smith, and David P. Onzay filed as Exhibit (e)(2) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(11)	Gold Reserve Inc. Equity Incentive Plan filed as Exhibit 3.2 to the Company’s Form 20-F (File No. 001-31819) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(12)

Gold Reserve Inc. Venezuelan Equity Incentive Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-152883) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(13)	Gold Reserve KSOP filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 29, 2007 and incorporated by reference herein†

(d)(14)	Gold Reserve Inc. Director and Employee Retention Plan filed as Exhibit (e)(6) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(15)	Notice of Grant of Stock Options and Option Agreement filed as Exhibit 10.1 to the Company’s Form 10-Q (File No. 001-31819) filed with the SEC on August 12, 2011 and incorporated by reference herein†

(d)(16)	First Amendment to Shareholder Rights Plan Agreement filed as Appendix B to the Company’s Proxy Statement/Information Circular filed with the SEC on June 1, 2012 and incorporated herein by reference

(d)(17)

Subordinated Note Restructuring Agreement dated May 25, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on May 30, 2012 and incorporated by reference herein

(d)(18)

Amended and Restated Subordinated Note Restructuring Agreement dated July 3, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on July 5, 2012 and incorporated by reference herein

(d)(19)

Second Amended and Restated Subordinated Note Restructuring Agreement dated September 13, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on September 18, 2012 and incorporated by reference herein

(g)	Not applicable

(h)	Not applicable

4

* Filed herewith

† Management contract or compensatory plan or arrangement

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLD RESERVE INC.

By:	/s/ Rockne J. Timm
Name: Rockne J. Timm
Title: Chief Executive Officer

Dated:  October 29, 2012

6

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Notice of Offer to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated September 18, 2012, as amended October 29, 2012*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Form of Notice of Withdrawal*

(a)(5)(A)	Press Release issued by GR on September 18, 2012

(a)(5)(B)	Press Release issued by GR on October 16, 2012

(a)(5)(C)	Press Release issued by GR on October 29, 2012*

(b)	Not applicable

(d)(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007

(d)(2)

Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(3)

Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998 filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(4)

Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form  S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(5)

Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(6)

Form of Certificate for the Company’s Class A common shares filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(7)

Form of Certificate for the Unit Share filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(8)

Shareholder Rights Plan Agreement, as amended, of the Company (including form of Rights Certificate) filed as Exhibit 99.1, Appendix C of the Company’s Form 6-K filed with the SEC on May 14, 2009 and incorporated by reference herein

(d)(9)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of Rockne J. Timm and A. Douglas Belanger filed as Exhibit (e)(1) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein

(d)(10)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of James P. Geyer, Robert A. McGuinness, Mary E. Smith, and David P. Onzay filed as Exhibit (e)(2) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(11)	Gold Reserve Inc. Equity Incentive Plan filed as Exhibit 3.2 to the Company’s Form 20-F (File No. 001-31819) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(12)

Gold Reserve Inc. Venezuelan Equity Incentive Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-152883) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(13)	Gold Reserve KSOP filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 29, 2007 and incorporated by reference herein†

(d)(14)	Gold Reserve Inc. Director and Employee Retention Plan filed as Exhibit (e)(6) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(15)	Notice of Grant of Stock Options and Option Agreement filed as Exhibit 10.1 to the Company’s Form 10-Q (File No. 001-31819) filed with the SEC on August 12, 2011 and incorporated by reference herein†

(d)(16)	First Amendment to Shareholder Rights Plan Agreement filed as Appendix B to the Company’s Proxy Statement/Information Circular filed with the SEC on June 1, 2012 and incorporated herein by reference

(d)(17)

Subordinated Note Restructuring Agreement dated May 25, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on May 30, 2012 and incorporated by reference herein

(d)(18)

Amended and Restated Subordinated Note Restructuring Agreement dated July 3, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on 5, 2012 and incorporated by reference herein

(d)(19)

Second Amended and Restated Subordinated Note Restructuring Agreement dated September 13, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on September 18, 2012 and incorporated by reference herein

(g)	Not applicable

(h)	Not applicable

* Filed herewith

† Management contract or compensatory plan or arrangement

8

Exhibit (a)(1)(A)

NOTICE OF OFFER

To the Holders of

GOLD RESERVE INC.

5.50% Senior Subordinated Convertible Notes

Due June 15, 2022

CUSIP  38068N AB4

NOTICE IS GIVEN to the holders (the “Holders”) of 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”) issued by Gold Reserve Inc. pursuant to the Indenture, dated as of May 18, 2007 (the “Indenture”), by and between Gold Reserve Inc., as Issuer (“GR”), and U.S. Bank National Association, as successor to The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee (the “Trustee” and “Agent”), and Computershare Trust Company of Canada, as successor to BNY Trust Company of Canada as the Co-Trustee named therein, that each $1,000 principal amount of Notes surrendered by the Holder in accordance with this Notice of Offer (“Offer”) will be restructured as follows:

•         $700 principal amount of Notes shall be surrendered for

o    (i) USD $200.00 in cash,

o    (ii) 147.06 Common Shares, and

o    (iii) a pro rata portion of the aggregate of up to a 0.07% Contingent Value Right; and

•         $300 principal amount of Notes shall remain outstanding and represent the same continuing indebtedness, subject to the amended terms set forth in a Supplemental Indenture described herein.

The cash, Common Shares, Contingent Value Right and modified Notes (“Modified Notes”) are collectively referred to as the “Offer Consideration”.

The terms  are subject to the terms and conditions of the Indenture, the Notes, and this Offer. The cash and Modified Notes will be payable through the facilities of The Depository Trust Company, New York, New York (“DTC”), the Common Shares issued through ComputerShare and the Contingent Value Right will be issued by GR.

GR entered into a Second Amended and Restated Subordinated Note Restructuring Agreement dated September 13, 2012 (the “Restructuring Agreement”) with Holders of approximately 98.7% of the outstanding Notes (the “Large Noteholders”)  to restructure the Notes held by such Holders on the same terms as described above.  Each Holder other than the Large Noteholders (the “Other Holders”) may elect to restructure their Notes on those same terms by electing to accept this Offer and tender their Notes.

All capitalized terms used but not specifically defined herein have the meanings given to such terms in the Indenture.

To accept the Offer, you must validly deliver the enclosed Letter of Transmittal to the Agent (and not have withdrawn such Letter of Transmittal) no later than 5:00 p.m., New York City time on November 5, 2012 (the “Election Date”). Holders shall have the right to withdraw any Notes surrendered with respect to a Letter of Transmittal prior to 5:00 p.m., New York City time, on November 5, 2012.

The Notes are currently eligible for conversion.  Prior to the maturity date and when the Notes are convertible, Holders may surrender Notes to U.S. Bank National Association (the “Conversion Agent”) for shares of GR’s common stock at a rate of 132.626 shares per $1,000 face amount of the Notes (subject to adjustment in accordance with the terms of the Indenture). Notes as to which a Letter of Transmittal has been given by the Holder may be converted only if the election to repurchase has been withdrawn by the Holder in accordance with the terms of the Indenture; provided that the Notes are otherwise convertible in accordance with Section 16.01 of the Indenture.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The address for the Agent and the Conversion Agent is as follows:

By Registered and Certified Mail:

U. S. Bank National Association
West Side Flats Operations Center
Attn: William Diaz
60 Livingston Avenue
Mail Station – EP-MN-WS2N
St. Paul, MN 55107-2292
Tel:  (651) 466-7150

By Overnight Courier or Regular Mail:

U. S. Bank National Association
West Side Flats Operations Center
Attn: William Diaz
60 Livingston Avenue
Mail Station – EP-MN-WS2N
St. Paul, MN 55107-2292
Tel:  (651) 466-7150

By Hand Delivery: U. S. Bank National Association West Side Flats Operations Center Attn: William Diaz 60 Livingston Avenue Mail Station – EP-MN-WS2N St. Paul, MN 55107-2292 Tel: (651) 466-7150

Additional copies of this Notice of Offer may be obtained from the Agent at its address set forth above.

Dated: September 18, 2012, as amended October 29, 2012

Gold Reserve Inc.

Withholding of 28% of gross redemption proceeds of any payment made within the United States may be required unless the Paying Agent has the correct taxpayer identification number (social security or employer identification number) or exemption certificate of the payee.  Please furnish a properly completed Substitute Form W-9 or exemption certificate or equivalent when presenting your securities.

Table of Contents

6.......... Comparison of Rights Among the Notes, the Modified Notes, the Common Stock and the CVRs 24

We are relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), to exempt the Offer to the Other Holders (as defined herein) from the registration requirements of the Securities Act. We are also relying on Sections 18(b)(1)(A) and 18(b)(4)(C) of the Securities Act to exempt the Offer to the Other Holders from the registration and qualification requirements of state securities laws. We have no contract, arrangement or understanding relating to the payment of, and will not, directly or indirectly, pay, any commission or other remuneration to any broker, dealer, salesperson, agent or other person for soliciting tenders in the offer. In addition, neither any financial advisor nor any broker, dealer, salesperson, agent or other person is engaged or authorized to solicit tenders in the Offer or to express any statement, opinion, recommendation or judgment with respect to the relative merits and risks of the Offer. Our officers, directors and employees may solicit tenders from holders of our Notes and will answer inquiries concerning the Notes, but they will not receive additional compensation for soliciting tenders or answering any such inquiries.

No person has been authorized to give any information or to make any representations other than those contained in this Offer and accompanying Notice and, if given or made, such information or representations must not be relied upon as having been authorized.  This Offer and the accompanying Letter of Transmittal do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful.  The delivery of this Offer shall not under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.  None of GR or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Notes.  You should consult your own legal, financial and tax advisors and must make your own decision as to whether to surrender your Notes for repurchase and, if so, the amount of Notes to surrender.

-i-

SUMMARY

The following are answers to some of the questions that you may have about the Offer.  To understand the Offer fully and for a more complete description of the terms of the Offer, we urge you to read carefully the remainder of this Notice of Offer (“Offer”) and the accompanying Letter of Transmittal, as they may be amended, because those documents contain additional important information.  We have included page references to direct you to a more complete description of the topics in this summary.

•              Who is making the Offer?

Gold Reserve Inc., a company incorporated under the laws of Yukon, Canada (“GR” or the “Company”), is offering to restructure your validly surrendered 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”).  (Page 7)

•              What securities are subject to the Offer?

GR is offering to restructure all of the Notes surrendered at the option of the Holder thereof (the “Holder”).  As of September 18, 2012, there was $85,447,000 aggregate principal amount of Notes outstanding.  The Notes were issued pursuant to an Indenture (the “Indenture”), dated May 18, 2007, by and between GR and U.S. Bank National Association, as successor to The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee, and Computershare Trust Company of Canada, as successor to BNY Trust Company of Canada as the Co-Trustee named therein.  U.S. Bank National Association also acts as Agent (“Agent”).  (Page 18)  Holders of $84,367,000 of principal amount of Notes (the “Large Noteholders”) have agreed not to tender their Notes into this Offer but have agreed to modify their Notes on the same terms as those offered pursuant to the Offer. (Page 20)  Accordingly, this Offer is intended to be made to Holders of approximately $1,080,000 of Notes (the “Other Holders”).

•              What are you offering to pay and what is the form of consideration?

 If you elect to participate in the Offer and deliver a Letter of Transmittal and your Notes, you will receive for each $1,000 of Notes that are delivered to the Company (collectively the “Offer Consideration”):

•         $200.00 in cash,

•         147.06 Common Shares,

•         a pro rata portion of an aggregate up to 0.07% Contingent Value Right (“CVR”), and

•         $300 principal amount of Notes that will remain outstanding and represent the same continuing indebtedness, subject to the amended terms set forth in a Supplemental Indenture (as defined in the Restructuring Agreement).

You will receive the same consideration as the Company has agreed to pay to the Large Noteholders. Together with the Large Noteholders, you will be eligible to participate pro rata in a CVR. The CVR will be increased proportionately for any Other Holders that elect to participate in the Offer and the CVR amounts will be shared pro rata with holders of the Notes who participate in the Restructuring Transaction based on the principal amount of Notes delivered to the Company by all participating holders of Notes. The Other Noteholders could receive a pro rata share of up to a 0.07% CVR.  The Company cannot estimate the value of the CVR.  You may assume the CVR may not have any value. See Risk Factors - You may not receive any payment on the CVR.  The CVR may not have any value if the Company does not receive any payments with respect to its arbitration proceeding against the Bolivarian Republic of Venezuela (Page 4).

•              How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes.  Market quotations for the Notes are available.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, GR’s operating results and the market for similar securities.  To the extent available, Holders are urged to obtain current market quotations for the Notes before making any decision with respect to the Offer.  (Page 8)

•              Why are you making the Offer?

 The Company is making the Offer to provide Holders of $1,080,000 of Notes that are not a party to the Restructuring Agreement the opportunity to participate in a restructuring of all of the Notes and receive the same consideration as the Company has agreed to deliver to the Large Noteholders pursuant to the Restructuring Agreement. The Company entered into the Restructuring Agreement in order to preserve the Company’s cash and minimize the dilution that could occur if the Company issued common shares to satisfy all or a portion of the Notes. (Page 20)

•              What does the board of directors of GR think of the Offer?

1

 The Board concluded that the approval of the Restructuring Transaction, as set forth in the Restructuring Agreement, and consummation of the transactions described therein, is in the best interests of the Company and submitted the Restructuring Transaction to the Company’s shareholders for a vote. (Page 23) The Company’s shareholders overwhelmingly approved the Restructuring Transaction at a meeting held on June 27, 2012.

•              When does the Offer expire?

The Offer expires at 5:00 p.m., New York City time, on November 5, 2012.  (Page 19)

•              What are the conditions to the acceptance by GR of the Notes pursuant to the Offer?

Provided that the acceptance by GR of the validly surrendered Notes is not unlawful, such acceptance will not be subject to any other conditions.  (Page 19)

•              How do I deliver a Letter of Transmittal and surrender my Notes?

To surrender your Notes for participation in the Offer, you must deliver the Letter of Transmittal and related documents to the Agent no later than 5:00 p.m., New York City time, on November 5, 2012, unless such time is extended.  HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

•              A Holder whose Notes are held in certificated form must properly complete and execute the Letter of Transmittal, and deliver such Letter of Transmittal to the Agent, with any other required documents, no later than 5:00 p.m., New York City time, on November 5, 2012.  The Holder is required to deliver to the Agent the certificate representing the Notes surrendered prior to receiving the Offer Consideration.

•              A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his, her or its Notes and instruct such nominee to surrender the Notes on the Holder’s behalf.

•              A Holder electronically transmitting his, her or its acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”) should do so no later than 5:00 p.m., New York City time, on November 5, 2012, subject to the terms and procedures of that system.  In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Letter of Transmittal.  (Page 19)

•              If I accept the Offer and surrender my Notes, when will I receive the Offer Consideration?

GR will promptly forward to the Agent, before 10:00 a.m., New York City time, November 5, 2012, the funds required to pay the cash portion of the Offer Consideration for the surrendered Notes received by that time and the Agent will distribute such funds to the Holders promptly following the later of the expiration of the Offer and the time of delivery of the Note to the Agent by the Holder thereof.  (Page 22)

•              Until what time can I withdraw a previously delivered Letter of Transmittal?

You can withdraw a previously delivered Letter of Transmittal at any time until 5:00 p.m., New York City time, on November 5, 2012, unless such time is extended. (Page 20)

•              How do I withdraw a previously delivered Letter of Transmittal?

To withdraw a previously delivered Letter of Transmittal, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Agent no later than 5:00 p.m., New York City time, on November 5, 2012. (Page 20)

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A NOTICE OF WITHDRAWAL TO THE AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.  (Page 20)

•              Do I need to do anything if I do not wish to surrender my Notes pursuant to the Offer?

No.  If you do not deliver a properly completed and duly executed Letter of Transmittal before the expiration of the Offer, GR will not restructure your Notes and such Notes will remain outstanding, subject to their existing terms.  However, the Company intends to redeem outstanding Notes of Holders who do not participate in the Offer, subject to applicable legal requirements and compliance with the Indenture. (Page 18)

•              If I choose to surrender my Notes to participate in the Offer, do I have to surrender all of my Notes?

No.  You may surrender all of your Notes, a portion of your Notes or none of your Notes.  If you wish to surrender a portion of your Notes, however, you must surrender your Notes in a principal amount of $1,000 or an integral multiple thereof.  (Page 23)

•              If I do not surrender my Notes to participate in the Offer, will I continue to be able to exercise my conversion rights?

Yes.  If you do not surrender your Notes, your conversion rights will not be affected.  You will continue to have the right under the Indenture to convert your Notes at any time into Class A common shares of the Company at the conversion rate of 132.626 shares per $1,000 principal amount (equivalent to a conversion price of $7.54) , subject to the terms, conditions and adjustments specified in the Indenture. The Company intends to redeem any Notes of Other Holders that are not tendered pursuant to the Offer¸ subject to applicable legal requirements and compliance with the Indenture (Page 18)

•              If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes to participate in the Offer?

The receipt of cash, Common Shares, CVR, and Modified Notes pursuant to the Offer will be a taxable transaction. However, the amount of gain or loss a U.S. Holder recognizes as a result of participating in the Offer, and the timing of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs, with respect to which there is substantial uncertainty.  Please see “Certain Material U.S. Federal Income Tax Considerations for U.S. Holders.”  You should consult with your own tax advisor regarding the actual tax consequences to you.  (Pages 27-34)

•              Who is the Agent?

U.S. Bank National Association, the trustee for the Notes, is serving as Agent in connection with the Offer.  Its address and telephone number are set forth on the front cover page of this Offer.

•              Who can I talk to if I have questions?

Questions and requests for assistance in connection with the surrender of the Notes may be directed to Mr. William Diaz at U.S. Bank National Association, at (651) 466-7150; however, questions involving the Offer may also be directed to Doug Belanger at the Company at (509) 623-1500.

RISK FACTORS

Failure to prevail in the arbitration proceedings and obtain compensation from Venezuela for the Brisas Project and Choco 5 property could materially adversely affect the Company.

In October 2009 we filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”), against the Bolivarian Republic of Venezuela (“Respondent”) seeking compensation for all of the loss and damage resulting from Venezuela’s wrongful conduct, including the expropriation of the Brisas Project. Our claim includes the full market value of the legal rights to develop the Brisas Project as of the date of the Tribunals decision, the value of the Choco 5 Property and interest on the claim calculated since the loss. Our claim as last updated in our July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of our last filing) of approximately $400 million. The cost of prosecuting our arbitration claim is substantial, and there is no assurance that we will be successful in establishing Venezuela’s liability or, if successful, will collect any award by the Tribunal for compensation from Venezuela.

Expenses associated with the arbitration proceedings  could materially adversely affect the values of any award and the CVR to be issued by the Company.

Costs associated with the Company’s arbitration have historically been a function of legal expenses and expert analysis and testimony related to the Company’s filing of its original memorial, subsequent responses to the respondent’s filings and the hearing held in early 2012. More recently, costs have been a function of responding to inquiries by the arbitration tribunal. Arbitration costs are paid currently as invoiced and for the twelve months ended December 2011 and three months ended March 31, 2012 and June 2012 such costs totaled approximately $6.6 million, $2.6 million and $0.2 million, respectively.  The Company anticipates this trend of substantially lower expenditures to continue until the final decision by the arbitration tribunal. The Company does not anticipate future costs associated with the arbitration, including the Company’s obligation to pay to its legal counsel a success-based contingent fee of approximately $5 million, to represent a material risk to the value of an arbitration award or the value of the CVR.

The conversion, repurchase or restructure of our outstanding convertible notes could result in the issuance of a significant number of our common shares causing significant dilution to existing shareholders and, in certain circumstances, could result in a change of control.

In May 2007, we issued $103,500,000 aggregate principal amount of 5.50% convertible notes due on June 15, 2022. Holders had a one time option to require the Company to repurchase the notes at a price equal to 100% of the principal amount of the Notes plus unpaid interest.  The Company entered into a Restructuring Agreement dated May 25, 2012 (which was amended and restated on July 3, 2012 and on September 13, 2012) to restructure the Notes as an alternative to satisfying our obligation to repurchase the outstanding notes by delivering common shares which would have required us to issue shares based on the Daily VWAP (as defined in Indenture) for ten days ending three days prior to the Repurchase Date, likely resulting in significant dilution to existing shareholders and a potential change of control of the Company which could result in the payment of severance compensation pursuant to change of control agreements with certain employees.

Our ability to obtain the resources required for continued servicing or restructuring of our notes or to meet other obligations as they come due depends on numerous factors, some of which are beyond our control.

Unless and until we successfully collect an arbitral award, if any, or acquire and/or develop other operating properties which provide positive cash flow, our ability to meet our obligations as they come due or redeem in whole or part or otherwise restructure the notes will be limited to our cash on hand and/or our ability to issue additional equity or debt securities in the future. Such transactions could potentially cause substantial dilution to the then existing shareholders and, in certain circumstances, could result in a change of control.

Failure to acquire or invest in another mining project could adversely affect future results including continued listing on the NYSE MKT or TSX Venture.

We are actively pursuing alternative mining prospects. However, the identification of a viable mining project takes time, and a substantial amount of management’s attention has been focused on the Brisas arbitration proceeding.  Even if a new mining project is identified, there is no guarantee that we could adequately finance or successfully construct and operate the project. In addition, the Company is subject to a plan to regain compliance with the continued listing rules of the NYSE MKT and is required to maintain compliance with the TSX Venture listing rules. No assurances can be given that the Company will be able to achieve compliance with the rules of the NYSE MKT within the required time frame and/or maintain continued compliance with the TSX Venture Company Manual and, as a result, could be subject to future delisting actions.

Industry competition for new properties could limit the Company’s ability to grow in the future

There is strong competition from other mining companies in connection with the acquisition of future properties considered to have commercial potential. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result, we may be unable to acquire additional mining properties, thereby limiting future growth.

The outcome of the litigation regarding the enjoined hostile takeover bid may adversely affect our business.

In December 2008, the Company filed an action in the Ontario Superior Court of Justice against Rusoro and Rusoro’s financial advisor Endeavour Financial International Corporation (“Endeavour”) seeking an injunction restraining Rusoro and Endeavour from proceeding with an unsolicited offer by Rusoro to acquire all of the Company’s outstanding shares, significant monetary damages, and various other items. Endeavour was the Company’s financial advisor from 2004 until shortly after the commencement of Rusoro’s offer.  The Company was subsequently granted an interlocutory injunction restraining Rusoro and Endeavour from proceeding with any hostile bid until the conclusion and disposition at trial of our original legal action. A subsequent appeal by Rusoro was denied and thereafter Rusoro and Endeavour filed counterclaims against the Company for, among other things, damages of Cdn $102.5 million and $0.5 million, respectively. Our legal action is ongoing and there can be no assurances as to its ultimate outcome, whether Rusoro and or Endeavour will pursue any other legal course of action or, if successful, whether Rusoro will initiate another unsolicited offer for the Company.

Failure to retain and attract key personnel could adversely affect the Company.

We are dependent upon the abilities and continued participation of key personnel to manage the Brisas arbitration and identify, acquire and develop new opportunities. Substantially all key management personnel have been employed by the Company for over 15 years. The loss of key employees (in particular those long time key management personnel possessing important historical knowledge related to the Brisas Project which is relevant to our arbitration claims) or an inability to obtain personnel necessary to execute our plan to acquire and develop a new project could have a material adverse effect on our future operations.

Operating losses are expected to continue.

We have no commercial production at this time and, as a result, we have not recorded revenue or cash flows from mining operations and have experienced losses from operations for each of the last five years, a trend we expect to continue unless and until the investment dispute regarding Brisas is resolved favorably to the Company and/or we acquire or invest in an alternative project and achieve commercial production.

We may issue additional common shares, debt instruments convertible into common shares or other equity-based instruments to fund future operations.

We cannot predict the size of any such future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares or the fair market value of the notes. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, will result in dilution, possibly of a substantial nature, to present and prospective holders of shares and in certain circumstances could result in a Change of Control.

The price and liquidity of our common shares may be volatile.

The market price of our common shares may fluctuate based on a number of factors, some of which are beyond our control, including:

  the result of our arbitration and litigation proceedings;
  economic and political developments in Venezuela;
  our operating performance and financial condition;
  continued listing of our common shares on Canadian and US stock exchanges;
  the public’s reaction to announcements or filings by ourselves or other companies;
  the price of gold and copper and other metal prices, as well as metal production volatility;
  the arrival or departure of key personnel;
  acquisitions, strategic alliances or joint ventures involving us or other companies.

Risks inherent in the mining industry could adversely impact future operations.

Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g. the feasibility and permitting stages), therefore, management can give no assurances as to the future success of its efforts to acquire, explore, develop or operate another mining property. Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that we will have, or be able to raise, the required funds to engage in these activities or to meet our obligations with respect to the exploration properties in which we may acquire an interest. Any one or more of these factors or occurrence of other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies.

U.S. Internal Revenue Service designation as a “passive foreign investment company” may result in adverse U.S. tax consequences to U.S. Holders.

U.S. persons should be aware that we have determined that we were a "passive foreign investment company" (a "PFIC") under Section 1297(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for the taxable year ended December 31, 2007, when we issued the Notes, we have continued to be a PFIC since that time, and we expect to be a PFIC for the taxable year ending December 31, 2012.  As a result, U.S. persons will generally be subject to various adverse U.S. federal income tax consequences in connection with the ownership of the Notes, Modified Notes, and Commons Shares as described in “Certain Material U.S. Federal Income Tax Considerations for U.S. Holders.”

The U.S. federal income tax treatment of the Contingent Value Right is unclear.

There is substantial uncertainty as to the tax treatment of the CVR. The receipt of the CVR may be treated as a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes, which affects the amount of gain or loss, if any, that may be recognized at the time of the issuance by the Company.  Please see “Certain Material U.S. Federal Income Tax Considerations for U.S. Holders.”

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, our directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence. We are organized under the laws of Yukon, Canada. Some of our directors and officers, and some of the experts named from time to time in our filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and our assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against directors, officers or experts who are not resident in the U.S. It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian security laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against us or those persons.

You may not receive any payment on the CVR.

Your right to receive any payment on, or other consideration for, the CVR will be contingent upon the Company receiving an arbitration award or negotiating a settlement  and receiving the proceeds of such award or settlement. The actual value of the CVR could vary based on the form of payment potentially received by the Company.  Further, there can be no assurances that any value will be received by the Company with respect to its mining data. Accordingly, the value, if any, of the CVR is speculative, and the CVR may ultimately have no value. Further, CVR holders will have no greater rights than those accorded to general unsecured creditors under applicable law.  Accordingly, even if the Company receives value for its arbitration claim or mining data, any value received by the Company will be subject to claims of the Company’s  creditors.

There will be no established market for the CVR.

There is no established reporting system or market for trading in the CVR. Accordingly, it may be difficult or impossible for you to resell your CVR.

The SEC notified the Company of the SEC staff view the Company did not comply with certain U.S. securities laws relating to tender offers.

The SEC has notified the Company of  the SEC staff view that the Company’s finalization of its agreement with the three largest Large Noteholders and the subsequent amendment of that agreement to include the fourth largest Large Noteholder were not in compliance with Rule 14e-5 under the Securities Exchange Act of 1934.  The Company responded by noting its disagreement with the SEC’s staff’s view but, nonetheless, has amended this Offer to (i) clarify and confirm that all holders of the Company’s Notes will receive the same consideration and (ii) confirm the Company’s view that the Other Holders are not being treated differently than the Large Noteholders. There can be no assurance that the SEC will not take any action against the Company with respect to such matters.

IMPORTANT INFORMATION CONCERNING THE OFFER

1.             Information Concerning Gold Reserve.  Gold Reserve Inc., a company incorporated under the laws of Yukon, Canada (“GR” or the “Company” or “We”), is offering to restructure its 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”) as required by the Indenture (the “Indenture”), dated May 18, 2007, by and among the Company and U.S. Bank National Association, as successor to The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee, and Computershare Trust Company of Canada, as successor to BNY Trust Company of Canada, as the Co-Trustee named therein.

The Company is engaged in the business of acquiring, exploring and developing mining projects. The Company is an exploration stage company incorporated in 1998 under the laws of Yukon, Canada and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas gold and copper project located in the Kilometer 88 mining district of the State of Bolivar in south-eastern Venezuela (the “Brisas Project” or “Brisas”). The Brisas Project was expropriated by the Venezuelan government in 2008.

As previously disclosed in its Annual Report on Form 10-K/A filed with the Commission, the Company determined as of June 30, 2011 (the last business day of its most recently completed second fiscal quarter), that less than 50 percent of its outstanding voting securities were directly or indirectly held of record by residents of the United States.  Because the share ownership percentage of United States residents of the Company is less than 50% and the Company is organized under the laws of Yukon, Canada, the Company is a “foreign private issuer” pursuant to Rule 3b-4 under the Securities Exchange Act of 1934, as amended  The Company previously reported as a foreign private issuer for many years prior to its annual report on Form 10-K for the fiscal year ended December 31, 2009, as during 2009 its shareholder composition changed such that more than 50 percent of its outstanding voting securities were directly or indirectly held of record by residents of the United States.   The Company has returned to foreign private issuer reporting for administrative ease and as a cost-savings measure.

The Company’s administrative office is located at 926 West Sprague Avenue, Suite 200, Spokane, WA  99201, U.S.A. and its telephone and fax numbers are 509.623.1500 and 509.623.1634, respectively.

1.1          Use of Proceeds.

We will not receive any cash proceeds in connection with the Offer. We will pay all of the fees and expenses related to the Offer that we incur. We will not pay any commissions or concessions of any broker dealer or any other costs or expenses you may incur in participating in the Offer.  Any Notes that are properly tendered pursuant to the Offer will be retired.

1.2          Ratios of Earnings.

The following table sets forth information regarding our ratio of earnings to fixed charges. For purposes of determining the below ratio, earnings consist of pre-tax income or loss from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from fixed charges. Fixed charges consist of interest expenses, amortization of debt issuance costs and accretion of debt discount.

	Twelve months ended December 31,		Six months ended June 30,
Ratio of Earnings	2011	2010	2012	2011
Net loss before income taxes and fixed charges	$(16,902,140)	$(14,995,253)	$(9,340,380)	$(8,718,216)
Fixed charges	(6,710,253)	(6,641,877)	(3,289,322)	(3,318,817)
Coverage deficit	(23,612,393)	(21,637,130)	(12,629,702)	(12,037,033)
Ratio of earnings to fixed charges	(2.52)	(2.26)	(2.84)	(2.63)

1.3          Market for the Notes and Common Stock.

There is no established reporting system or trading market for trading in the Notes.  However, quotations of prices for the Notes are available.  We will not receive any cash proceeds from the restructuring of our Notes. We will pay all of the fees and expenses that we incur. We will not pay any commissions or concessions of any broker dealer or any other costs or expenses you may incur in participating in the Offer.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, GR’s operating results and the market for similar securities.  To the extent available, Holders are urged to obtain current market quotations for the Notes before making any decision with respect to the Offer.  The Notes are held through the Depository Trust Company (“DTC”).  As of September 18, 2012, there was $85,477,000 aggregate principal amount of Notes outstanding, and DTC was and is the sole record Holder of the Notes.

The Common Stock into which the Notes are convertible is traded in Canada on the TSX Venture symbol “GRZ.V”. Prior to February 1, 2012, the shares of Common Stock were traded on the TSX. The shares are also traded in the United States on the NYSE MKT under the symbol “GRZ.” The Notes are not listed for trading on any exchange. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on the TSX Venture and NYSE MKT.

	TSX VENTURE/TSX		NYSE MKT
	Canadian dollars		U.S. dollars
2012	High	Low	High	Low
October (through October 19, 2012)	$3.50	$3.09	$3.54	$3.14
September	3.88	2.75	3.90	2.88
August	4.05	3.12	4.11	3.17
July	4.19	3.36	3.95	3.27
June	4.60	3.28	4.50	3.15
May	4.55	3.26	4.53	3.22
April	4.30	3.50	4.35	3.53
March	3.99	2.77	3.98	2.90
February	3.09	2.73	3.11	2.83
January	3.03	2.69	3.05	2.68

2011
Fourth Quarter	$3.10	$2.35	$3.05	$2.02
Third Quarter	3.10	2.03	3.14	2.10
Second Quarter	2.85	1.61	2.99	1.66
First Quarter	1.88	1.65	1.87	1.67

2010
Fourth Quarter	$1.84	$1.39	$1.84	$1.37
Third Quarter	1.32	0.82	1.28	0.80
Second Quarter	1.25	0.76	1.24	0.71
First Quarter	1.63	1.01	1.58	0.98

On October 22, 2012, the closing price for the Common Stock was Cdn $3.12 per share on the TSX Venture and U.S. $3.12 per share on the NYSE MKT. As of October 22, 2012, there were a total of 59,798,972 Class A common shares and 500,236 Class B common shares issued and outstanding. The number of holders of Class A and Class B common shares of record on October 22, 2012 was approximately 760. As of June 30, 2012, based on information received from our transfer agent and other service providers, we believe our common shares are owned beneficially by approximately 7,800 shareholders.

GR urges you to obtain current market information for the Notes, to the extent available, and the Common Stock before making any decision to surrender your Notes pursuant to the Offer.

1.4          Capitalization.

The following table sets forth our cash and cash equivalents and our combined capitalization as of June 30, 2012 (i) on an actual basis and (ii) on an as-adjusted basis to reflect the transactions described below. The as-adjusted information assumes that the relevant transactions were consummated on June 30, 2012.

On May 16, 2012, the Company notified the Holders that pursuant to the Indenture they have the right to require the Company to purchase all or a portion of their Notes on or before June 15, 2012 (the “Put Option”) and that the Company would pay, in cash, any notes validly surrendered. A total of $16,900,000 of notes were validly surrendered by Holders and redeemed for cash by the Company.

The Company has entered into the Second Amended and Restated Restructuring Agreement, covering 98.7% of the Company’s remaining outstanding Notes.  The Offer represents the remaining $1,080,000 of Notes (1.3% of the outstanding Notes) not already surrendered pursuant to the Put Option or pursuant to the Second Amended and Restated Restructuring Agreement. The table below assumes that all other remaining outstanding Notes elect to participate in the Offer.

		Large
	ACTUAL	Noteholders		AS ADJUSTED
	June 30, 2012	Restructuring	OFFER	June 30, 2012
Cash and cash equivalents	$30,548,624	$(16,875,500)	$(216,000)	$13,457,124
Borrowings:
Short-term borrowing	17,955,500	(16,875,500)	(216,000)	-
			(1) (864,000)
Long-term borrowing	67,491,500	(42,183,500)	(540,000)	25,632,000
			(1) 864,000
Total borrowing	85,447,000	(59,059,000)	(756,000)	25,632,000
Equity:
Common shares and equity units	246,296,902	42,183,500	540,000	289,020,402
Contributed Surplus	5,171,603			5,171,603
Stock options	18,937,131			18,937,131
Accumulated deficit	(304,813,634)			(304,813,634)
Accumulated other comprehensive income	(232,780)			(232,780)
Total shareholders' deficit	(34,640,778)	42,183,500	540,000	8,082,722
Total Capitalization	50,806,222	$(16,875,500)	$(216,000)	$33,714,722

Change in shares issued and outstanding
Class A common shares, without par value	59,798,972	12,406,912	158,824	72,364,708
Equity Units	500,236			500,236
	60,299,208			72,864,944

(1) Short/long –term reclassification

1.5          Pro Forma Financial Information.

The following proforma financial statements set forth our financial position and results of operations as of June 30, 2012 (i) on an actual basis and (ii) on an as-adjusted basis to reflect the transactions described below. The as-adjusted information assumes that the relevant transactions were consummated on September 30, 2012.

On May 16, 2012, the Company notified the Holders that pursuant to the Indenture they have the right to require the Company to purchase all or a portion of their Notes on or before June 15, 2012 (the “Put Option”) and that the Company would pay, in cash, any notes validly surrendered. A total of $16,900,000 of notes were validly surrendered by Holders and redeemed for cash by the Company.

The Company has entered into the Second Amended and Restated Restructuring Agreement, covering 98.7% of the Company’s remaining outstanding Notes.  The Offer represents the remaining $1,080,000 of Notes (1.3% of the outstanding Notes) not already surrendered pursuant to the Put Option or pursuant to the Second Amended and Restated Restructuring Agreement. The table below assumes that all other remaining outstanding Notes elect to participate in the Offer.

GOLD RESERVE INC.	As	Large
PROFORMA Balance Sheet	Reported	Noteholders		As Adjusted
	June 30, 2012	Restructuring	OFFER	June 30, 2012
ASSETS	(a)	(b)	(c)
Cash and cash equivalents (1)	$30,548,624	$(16,875,500)	$(216,000)	$13,457,124
Other assets	3,070,479			3,070,479
Property, plant and equipment, net	19,165,683			19,165,683

Total assets	$52,784,786	$(16,875,500)	$(216,000)	$35,693,286

LIABILITIES & SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses	$1,978,564			$1,978,564
Convertible notes:
Short-term	17,955,500	(16,875,500)	(216,000)	-
			(d) (864,000)

Long-term	67,491,500	(42,183,500)	(540,000)	-
		(e) (25,308,000)	(324,000)
			(d) 864,000
	85,447,000	(84,367,000)	(1,080,000)	-

Amended/Modified Convertible Notes- Note (1)		(e) 25,308,000	324,000	25,632,000
Total liabilities	87,425,564	(59,059,000)	(756,000)	27,610,564
Common shares and equity units:	251,468,505	42,183,500	540,000	294,192,005
Stock options	18,937,131			18,937,131
Accumulated deficit	(305,046,414)			(305,046,414)
Total shareholders’ equity	(34,640,778)	42,183,500	540,000	8,082,722

Total liabilities and shareholders' equity	$52,784,786	$(16,875,500)	$(216,000)	$35,693,286
Shares Issued (No Par Value)- Note (1)
Serial Preferred, Authorized: Unlimited; Issued: None	-			-
Class A Common- Authorized: Unlimited; Issued:	59,798,972	12,406,912	158,824	72,364,708
Class B Common- Authorized: 500,236; Issued:	500,236			500,236
	60,299,208			72,864,944

Book Value Per Share	$(0.57)			$0.11

(a)  include the June Put Option as actually tendered and accepted.

(b)  giving effect to the Restructuring as actually tendered pursuant to the agreed-upon participation with the Large Noteholders.

(c)  giving effect to the remaining untendered notes assumed to be tendered for the Offer.

(d)  short / long-term reclassification.

(e)  30% of Notes redeemed for amended/modified notes.

Consistent with the terms negotiated with the  Large Noteholders, the Offer provides that each $1,000 of Notes tendered is restructured in consideration for 20% cash, 50% equity and 30% Modified Notes which equates to $200 cash, 147.0588 shares ($1,000 x 50% / Shares Price of $3.40) and $300 Modified Notes. A total face value of $84,367,000 in Notes were tendered pursuant to agreed upon participation by the Large Noteholders  and the remaining $1,080,000 in Notes are assumed tendered pursuant to the Offer by holders other than Large Noteholders.

	Large
	Noteholders		As Adjusted
Note (1)	Restructuring	OFFER	June 30, 2012
Notes tendered	$84,367,000	$1,080,000	$85,447,000
Percent exchanged for cash	20%	20%	20%
Amount tendered exchanged for cash (a)	16,875,500	216,000	17,091,500

Notes tendered	84,367,000	1,080,000	85,447,000
Percent exchanged for Amended Convertible Notes	30%	30%	30%
Amount tendered exchanged for equity (a)	25,308,000	324,000	25,632,000

Notes tendered	84,367,000	1,080,000	85,447,000
Percent exchanged for equity	50%	50%	50%
Amount tendered exchanged for equity	42,183,500	540,000	42,723,500
Share Price	$3.40	$3.40	$3.40
New shares issued on a proforma basis	12,406,912	158,824	12,565,736

(a)  Cash rounded to make Amended/Modified Convertible Notes divisible by $1,000

					Interest	Adjustment
GOLD RESERVE INC.	As Reported		As Adjusted	As Reported	Large		As Adjusted
PROFORMA Statement of Operations	December 31,	Interest	December 31,	June 30,	Noteholders		June 30
	2011	Adjustment	2011	2012	Restructuring	OFFER	2012

OTHER INCOME	$2,358,514		$2,358,514	$14,054			$14,054

EXPENSES
General and administrative	12,601,295		12,601,295	6,487,517			6,487,517
Arbitration	6,659,359		6,659,359	2,866,863			2,866,863
Interest (#)	6,710,253	(5,029,723)	1,680,530	3,289,322	(2,434,372)	(31,165)	823,785

Net loss for the period	$(23,612,393)	$5,029,723	$(18,582,670)	$(12,629,648)	$2,434,372	$31,165	(10,164,111)

Ratio of earnings to fixed charges	$(2.52)		$(10.06)	$(2.84)			$(11.34)

Earnings per share:
Net loss per share	$(0.40)	$0.08	$(0.31)	$(0.21)	-	-	$(0.17)
Weighted average shares outstanding	59,470,615	59,470,615	59,470,615	60,281,104	60,281,104	60,281,104	60,281,104

(#)  Interest expense has been adjusted to consider the consummation of the transactions (the Restructuring pursuant to the Second Amended and Restated Restructuring Agreement and the redemption of the remaining Notes pursuant to the Offer) at the beginning of the period presented, the total of which represents an approximately 75% reduction in outstanding convertible notes.  Accordingly interest expense for the year ended December 31, 2011 and the six months ended June 30, 2012 as originally reported is reduced by approximately 75%.

				Large Noteholders		June 30,
			Put Option	Restructuring	OFFER	2012
Total Notes	102,347,000	100%	16,900,000	84,367,000	1,080,000	102,347,000
Net notes tendered	76,715,000	75%	(16,900,000)	(59,059,000)	(756,000)	(76,715,000)
Notes Remaining	25,632,000	25%		25,308,000	324,000	25,632,000

1.6          Summary Selected Financial Data.

The following tables present summary selected financial data for the Company and its subsidiaries on a consolidated basis as of the dates and for the periods indicated. The summary historical statement of operations data and balance sheet data have been derived from our historical audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated herein by reference.

Our historical results are not necessarily indicative of future operating results. The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

You can review our Annual Report, including the incorporated financial statements beginning on page 24 of the Annual Report, on the SEC’s Internet site at http:www.sec.gov. You can also request a copy of the Annual Report by contacting the Company.

SUMMARY CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010

(Expressed in U.S. dollars)

Audited
	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	$57,677,370	$58,186,478
Other	1,537,073	11,740,558
Property, plant and equipment, net	19,125,626	28,503,330
Total assets	$78,340,069	$98,430,366
LIABILITIES
Current Liabilities:
Accounts payable, accrued expenses and interest	$2,310,676	$1,867,700
Convertible notes	101,833,491	100,754,404
Total liabilities	104,144,167	102,622,104

SHAREHOLDERS' EQUITY
Common shares and equity units	249,194,868	248,754,061
Accumulated deficit	(292,183,986)	(268,571,593)
Stock options and other	17,185,020	15,625,794
Total shareholders' deficit	(25,804,098)	(4,191,738)
Total liabilities and shareholders' deficit	$78,340,069	$98,430,366
Book Value Per Share	$(0.43)	$(0.07)

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS

 (Expressed in U.S. dollars)

Audited
	For the Years Ended December 31,
	2011	2010

OTHER INCOME	2,358,514	1,355,874
EXPENSES
Corporate general and administrative	10,719,336	7,542,684
Write-down of machinery and equipment	1,881,959	2,518,796
Arbitration	6,659,359	6,289,647
	19,260,654	16,351,127
Loss before interest expense	(16,902,140)	(14,995,253)
Interest expense	(6,710,253)	(6,641,877)
Net loss for the period	$(23,612,393)	$(21,637,130)

Net loss per share, basic and diluted	$(0.40)	$(0.37)
Weighted average common shares outstanding	59,470,615	57,754,492

Ratio of Earnings
Net loss before income taxes and fixed charges	$(16,902,140)	$(14,995,253)
Fixed charges	(6,710,253)	(6,641,877)
Coverage deficit	(23,612,393)	(21,637,130)
Ratio of earnings to fixed charges	(2.52)	(2.26)

SUMMARY CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Expressed in U.S. dollars)

Audited
	For the Years Ended December 31,
	2011	2010

Net loss for the period	$(23,612,393)	$(21,637,130)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	(403,475)	1,736,761
Adjustment for realized gains included in net loss	(772,698)	(241,621)
Other comprehensive income (loss)	(1,176,173)	1,495,140
Comprehensive loss for the period	$(24,788,566)	$(20,141,990)

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

Audited
	For the Years Ended December 31,
	2011	2010
Cash Flows from Operating Activities:
Net loss for the period	$(23,612,393)	$(21,637,130)
Net adjustments to reconcile net loss to net cash used in operating activities	5,080,262	3,273,487
Changes in non-cash working capital:
Net decrease (increase) in deposits and advances	189,712	91,812
Net increase (decrease) in accounts payable and accrued expenses	442,976	(2,156,853)
Net cash used in operating activities	(17,899,443)	(20,428,684)
Cash Flows from Investing Activities:
Proceeds from sales of equipment	16,457,541	8,914,615
Net proceeds from disposition of marketable securities	968,177	10,130,643
Other	(50,478)	(1,436,570)
Net cash provided by (used in) investing activities	17,375,240	17,608,688
Cash Flows from Financing Activities:
Other	15,095	43,661
Net cash provided by (used in) financing activities	15,095	43,661
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(509,108)	(2,776,335)
Cash and cash equivalents - beginning of period	58,186,478	60,962,813
Cash and cash equivalents - end of period	$57,677,370	$58,186,478

SUMMARY CONSOLIDATED BALANCE SHEETS

 (Expressed in U.S. dollars)

Unaudited	June 30, 2012	December 31, 2011
ASSETS
Current Assets:
Cash and cash equivalents	$30,548,624	$57,677,370
Other	3,070,479	1,537,073
Property, plant and equipment, net	19,165,683	19,125,626
Total assets	$52,784,786	$78,340,069
LIABILITIES
Current Liabilities:
Accounts payable, accrued expenses and interest	$1,978,564	$2,310,676
Current portion - convertible notes	17,955,500	–
Convertible notes	67,491,500	101,833,491
Total liabilities	87,425,564	104,144,167

SHAREHOLDERS' EQUITY
Common shares and equity units	251,468,505	249,194,868
Accumulated deficit	(304,813,634)	(292,183,986)
Stock options and other	18,704,351	17,185,020
Total shareholders' deficit	(34,640,778)	(25,804,098)
Total liabilities and shareholders' deficit	$52,784,786	$78,340,069

Book Value Per Share	$(0.57)	$(0.43)

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS

 (Expressed in U.S. dollars)

Unaudited
	Six Months Ended June 30,
	2012	2011

OTHER INCOME
Gain on disposition of marketable securities and equipment		$1,058,663
Other	$14,054	64,939
	14,054	1,123,602
EXPENSES
Corporate general and administrative	6,487,571	6,695,973
Arbitration	2,866,863	3,145,845
	9,354,380	9,841,818
Loss before interest expense	(9,340,326)	(8,718,216)
Interest expense	(3,289,322)	(3,318,817)
Net loss for the period	$(12,629,648)	$(12,037,033)

Net loss per share, basic and diluted	$(0.21)	$(0.20)
Weighted average common shares outstanding	60,148,164	59,414,941

Ratio of Earnings
Net loss before income taxes and fixed charges	$(9,340,326)	$(8,718,216)
Fixed charges	(3,289,322)	(3,318,817)
Coverage deficit	(12,629,648)	(12,037,033)
Ratio of earnings to fixed charges	(2.84)	(2.63)

SUMMARY CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Expressed in U.S. dollars)

Unaudited
	Six Months Ended June 30,
	2012	2011
Net loss for the period	$(12,629,648)	$(12,037,033)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	(267,149)	(375,804)
Adjustment for realized gains included in net loss	(7,373)	(511,668)
Other comprehensive income (loss)	(274,522)	(887,472)
Comprehensive loss for the period	$(12,904,170)	$(12,924,505)

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

Unaudited
	Six Months Ended June 30,
	2012	2011
Cash Flows from Operating Activities:
Net loss for the period	$(12,629,648)	$(12,037,033)
Net adjustments to reconcile net loss to net cash used in operating activities	3,996,561	2,550,953
Changes in non-cash working capital:
Net increase in deposits and advances	(1,757,398)	(249,157)
Net increase (decrease) in accounts payable and accrued expenses	(332,112)	3,237,627
Net cash used in operating activities	(10,722,597)	(6,497,610)
Cash Flows from Investing Activities:
Proceeds from sales of equipment	450,000	8,640,395
Net proceeds from disposition of marketable securities	13,645	561,907
Other	(51,719)	(32,944)
Net cash (used in) provided by investing activities	411,926	9,169,358
Cash Flows from Financing Activities:
Extinguishment of convertible notes	(16,900,000)	–
Other	81,925	15,778
Net cash (used in) provided by financing activities	(16,818,075)	15,778
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(27,128,746)	2,687,526
Cash and cash equivalents - beginning of period	57,677,370	58,186,478
Cash and cash equivalents - end of period	$30,548,624	$60,874,004

INFORMATION CONCERNING THE OUTSTANDING NOTES

2.             Information Concerning the Outstanding Notes.  The Notes were issued under an Indenture, dated May 18, 2007 (the “Indenture”), by and among the Company and U.S. Bank National Association, as successor to The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee, and Computershare Trust Company of Canada, as successor to BNY Trust Company of Canada, as the Co-Trustee named therein. The Notes mature on June 15, 2022.

2.1          GR’s Obligation to Repurchase the Notes.  Pursuant to the terms of the Indenture and the Notes, unless earlier redeemed, GR was obligated to repurchase all Notes validly surrendered for repurchase and not withdrawn, at the Holder’s option (“Put Option”) on June 15, 2012 at a repurchase price of 100% of the principal amount of Notes, plus any accrued and unpaid interest to, but excluding, the Repurchase Date (as defined in the Indenture). The Put Option expired at 5:00 p.m., New York City time, on Friday, June 15, 2012. Holders of $18,036,000 of the outstanding Notes exercised the Put Option and the Company paid cash to repurchase the Notes tendered and accepted.

2.2          Conversion Rights of the Notes.  The Notes are convertible into shares of GR’s Common Stock, no par value (the “Common Stock”), in accordance with and subject to the terms of the Indenture and the Notes.  Holders may convert their Notes into Common Stock of GR at any time prior to stated maturity.  The Notes are currently convertible into Common Stock.  The conversion rate of the Notes as of October 26, 2012 is 132.626 shares of Common Stock per $1,000 principal amount of the Notes, which is equivalent to a conversion price of $7.54 per share of Common Stock (subject to adjustment in accordance with the terms of the Indenture). Holders that do not surrender their Notes to participate in the Offer will maintain the right to convert their Notes into Common Stock in accordance with and subject to the terms of the Indenture and the Notes. The Agent is currently acting as Conversion Agent for the Notes.

2.3          Redemption.  The Company may, at its option, redeem all or part of the Notes for cash at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.  The Company has agreed to limit its redemption rights with respect to Holders who participate in the Offer. However, the Company intends to redeem all Notes that are not restructured as soon as practicable following completion of the Offer, subject to applicable legal requirements and compliance with the Indenture. The Company intends to comply with Rule 13e-4(f)(6) with respect to any such redemption by the Company.

2.4          Fundamental Change.  The Notes may be put to GR for cash at the option of the Holder if there is a Fundamental Change (as defined in the Indenture) at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, including additional interest, if any, up to but not including, the redemption date

2.5          Ranking.  The notes are unsecured obligations and rank (1) subordinate in right of payment to future unsubordinated indebtedness for the construction and development of Brisas, and effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by the Company or any of its subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of the Company’s other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of the Company’s future subordinated debt.

3.             Procedures to be Followed by Holders Electing to Accept the Offer.

The tender of a Note pursuant to a validly executed Letter of Transmittal and the acceptance of tendered Notes by us will constitute a binding agreement between the tendering Holder and us upon the terms and conditions described in Section 3 and in the accompanying Letter of Transmittal. Except as described below, a holder who wishes to tender Notes for the Offer Consideration must tender either through DTC’s Automated Tender Offer Program (“ATOP”), and follow the procedures for book-entry transfer described below, or by signing and returning the appropriate Letter of Transmittal, including all other documents required by the Letter of Transmittal. We do not intend to permit tenders of Notes by guaranteed delivery procedures. Holders that tender through ATOP must also separately send fully executed original letters of transmittal directly to the agent for the Offer, U.S. Bank National Association, West Side Flats Operations Center, Attn: Lori Buckles, 60 Livingston Avenue, Mail Station – EP-MN-WS2N, St. Paul, MN 55107-2292.

THE METHOD OF DELIVERY OF NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF  DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

3.1          Method of Delivery

To effectively tender Notes held through DTC, DTC participants may electronically transmit their tender through ATOP, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an Agent’s Message (as defined below) to the Agent for its acceptance. Delivery of  tendered outstanding Notes held through DTC must, if made by book-entry delivery, be made to the Agent pursuant to the book-entry delivery procedures set forth below. The term “Agent’s Message” means a message transmitted by DTC, received by the Agent, which states that DTC has received an express acknowledgement from the DTC participant tendering Notes that such DTC participant has received and agrees to the terms of the Offer as set forth in this Offer and the applicable letter(s) of transmittal and that we may enforce such agreement against such participant.  Holders that tender through ATOP must also separately send fully executed original letters of transmittal directly to the agent for the Offer, U.S. Bank National Association, West Side Flats Operations Center, Attn: Lori Buckles, 60 Livingston Avenue, Mail Station – EP-MN-WS2N, St. Paul, MN 55107-2292.

3.2          Delivery of Notes

The Agent will establish one or more accounts with respect to the outstanding Notes at DTC for purposes of the Offer. Any financial institution that is a participant in DTC may make book-entry delivery of their outstanding Notes by causing DTC to transfer their outstanding shares or Notes to the Agent’s account at DTC in accordance with DTC’s procedures for transfer. DTC will then send an Agent’s Message to the Agent. Although delivery of outstanding Notes may be effected through book-entry at DTC, the letters of transmittal, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, plus, in any case, all other required documents, must be transmitted to and received by the Agent at one or more of its addresses set forth in this Offer to Exchange prior to 5:00 p.m., New York City time, on the Expiration Date. Holders desiring to tender Notes on the Expiration Date through ATOP should note that they must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC. Unless the Notes being tendered are deposited with the Agent at or prior to 5:00 p.m. on the Expiration Date (accompanied by a properly transmitted Agent’s Message in the case of Notes tendered through ATOP), we may, at our option, treat such tender as defective and decline to accept the tendered Notes for payment of the Offer Consideration.

Each signature on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed, unless the Notes surrendered for exchange with that letter of transmittal are tendered (1) by a registered holder of the Notes who has not completed either the box entitled “Special Exchange Instructions” or the box entitled “Special Delivery Instructions” in the letters of transmittal, or (2) for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, each known as an “eligible institution.” In the event that a signature on a letter of transmittal, or a notice of withdrawal, as the case may be, is required to be guaranteed, the guarantee must be by an eligible institution. The term “registered holder” as used in this paragraph with respect to the Notes means any person in whose name the Notes are registered on the books of the registrar for the Notes.

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Notes tendered for exchange will be determined by us in our sole discretion. We and the Agent reserve the absolute right to reject any and all Notes not properly tendered and to reject any Notes the acceptance of which might, in our judgment or in the judgment of the Agent or their counsel, be unlawful. We and the Agent also reserve the absolute right to waive any defects or  irregularities or conditions of the Offer as to particular Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Notes in the Offer). Unless waived, any defects or irregularities in connection with tenders of Notes for exchange must be cured within the period of time we determine. We and the Agent will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Notes for exchange but will not incur any liability for failure to give the notification. We will not deem Notes tendered until irregularities have been cured or waived.

Any determination by the Company as to the validity, form, eligibility and acceptance of Notes for the Offer Consideration, or any interpretation by the Company as to the terms and conditions of the Offer, is subject to applicable law and, if challenged by holders of Notes or otherwise, to the judgment of a court of competent jurisdiction.

If any letter of transmittal, endorsement, bond power, shares, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, the signatory should so indicate when signing, and, unless waived by us, submit proper evidence of the person’s authority to so act, which evidence must be satisfactory to us in our sole discretion.

Any beneficial owner of the Notes whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes in the Offer should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the appropriate letter of transmittal and tendering Notes, make appropriate arrangements to register ownership of the Notes in the beneficial owner’s name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

3.3  Withdrawal Rights

You may withdraw your tender of Notes at any time prior to 5:00 p.m. (New York City time) on November 5, 2012. You may only withdraw your tender of Notes after such date as permitted by law.

For a withdrawal of a tender of Notes to be effective, a written or facsimile transmission notice of withdrawal must be received by the Agent at or prior to 5:00 p.m. on November 5, 2012, by mail, fax or hand delivery or by a properly transmitted “Request Message” through ATOP. Any such notice of withdrawal must:

  specify the name of the person who tendered the Notes to be withdrawn and the name of the DTC participant whose name appears on the security position listing as the owner of such Notes, if different from that of the person who deposited the Notes;
  contain the aggregate liquidation preference or principal amount represented by the Notes to be withdrawn;
  unless transmitted through ATOP, be signed by the holder thereof in the same manner as the original signature on the applicable letter of transmittal, including any required signature guarantee(s); and
  if the applicable letter of transmittal was executed by a person other than the DTC participant whose name appears on a security position listing as the owner of the Notes, be accompanied by a properly completed irrevocable proxy that authorized such person to effect such withdrawal on behalf of such holder.

Withdrawal of Notes can only be accomplished in accordance with the foregoing procedures.  Holders may not rescind their valid withdrawals of tendered Notes. However, Notes validly withdrawn may thereafter be retendered at any time at or prior to 5:00 p.m. on November 5, 2012 by following the procedures described under Section 3.2 “Delivery of Notes.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal of a tender will be determined by us. In the event of a dispute, a court of competent jurisdiction has the power to review and make binding determinations with respect to our determinations of these matters. We reserve the absolute right to reject any or all attempted withdrawals of Notes that are not in proper form or the acceptance of which would, in our opinion, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of a withdrawal as to particular Notes. A waiver of any defect or irregularity with respect to the withdrawal of one Note shall not constitute a waiver of the same or any other defect or irregularity with respect to the withdrawal of any other Note except to the extent we may otherwise so provide. Withdrawals of Notes shall not be deemed to have been made until any defects or irregularities have been waived by us or cured. None of us, the Agent, the information agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

4.             The Offer.

The Company has agreed with holders identified below (the “Large Noteholders”) of approximately 98.7% of the Company’s outstanding 5.50% senior subordinated convertible notes (“Notes”) to restructure the Notes pursuant to the terms of the Amended and Restated Subordinated Note Restructuring Agreement dated September 13, 2012 (the “Restructuring Agreement”). The Notes were issued pursuant to an Indenture (the “Indenture”), dated May 18, 2007, by and between the Company and U.S. Bank National Association, as successor to The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee, and Computershare Trust Company of Canada, as successor to BNY Trust Company of Canada, as the Co-Trustee named therein. As of September 18, 2012, there was $85,447,000 aggregate principal amount of Notes outstanding, of which $84,367,000 are held by the Large Noteholders.  The Offer is intended by the Company to provide all Holders that are not a party to the Restructuring Agreement the same consideration that the Company has agreed to deliver to the Large Noteholders pursuant to the Restructuring Agreement.

The Restructuring Transaction will allow the Company to preserve the Company’s cash and minimize the dilution that could occur if the Company issued common shares to satisfy all or a portion of the Notes. The Company is making the Offer to provide Holders of $1,080,000 of Notes that are not a party to the Restructuring Agreement the opportunity to participate in the Restructuring. The Restructuring Transaction was approved by the Company’s shareholders on June 27, 2012, but is subject to such consents as may be required under the Indenture.

Pursuant to their agreement with the Company, certain Large Noteholders surrendered in connection with the Put Option a specified percentage of their Notes as follows, with the remaining balance of their Notes to be restructured on the same terms as contained in the Offer:

  Steelhead Navigator Master, L.P. put 5% of its Notes to the Company for cash pursuant to the Put Option. The remaining 95% of its Notes (in the approximate amount of $54.123 million) will be restructured as set forth below.
  Funds managed by Greywolf Capital Management LP put 50% of their Notes to the Company for cash pursuant to the Put Option. The remaining 50% of their Notes (in the approximate amount of $9.836 million) will be restructured as set forth below.
  All Notes owned by funds managed by West Face Capital Inc. (in the approximate amount of $13.229 million) will be restructured as set forth below.
  All Notes owned by VR Global Partners, L.P. and VR Capital Group Ltd. hold (in the approximate amount of $7.180 million) will be restructured as set forth below. VR Global Partners, L.P. and VR Capital Group Ltd. agreed to become parties to the Restructuring Agreement as of September 13, 2012 and did not put any of their Notes to the Company pursuant to the Put Option.

Under the terms of the Restructuring Agreement, the Notes of the Large Noteholders that were not put to the Company for cash will be modified upon the following terms for each $1,000 in principal amount, plus any accrued and unpaid interest on the Notes through the date on which the Restructuring Transaction is consummated (the “Closing Date”).

•         $700 principal amount of Notes shall be exchanged for (i) USD $200.00 in cash, (ii) 147.06 Common Shares, and (iii) a pro rata portion of the aggregate 5.465% Contingent Value Right payable in respect of all Notes held by the Large Noteholders; and

•         $300 principal of Notes shall remain outstanding and represent the same continuing indebtedness, subject to the amended terms set forth in a Supplemental Indenture (as defined in the Restructuring Agreement) as follows (such Notes, as modified, referred to in this Offer as “Modified Notes”):

    the maturity date will be two years from the date of issuance;
    the Conversion Rate will be increased from 132.6260 shares of Common Stock per $1,000 in principal amount of Modified Notes (equivalent to a Conversion Price of $7.54) to 250 shares of Common Stock per $1,000 in principal amount of Modified Notes (equivalent to a Conversion Price of $4.00);
    the Holder may convert its Modified Notes to shares of Common Stock at the Conversion Price at any time after the Closing Date upon 3 days prior written notice to the Company;
    the Company shall have a mandatory obligation to redeem the Modified Notes then outstanding, in whole or in part, for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of a settlement or award with respect to its pending arbitration proceedings related to Venezuela’s expropriation of the Brisas Project  (any such settlement or award, the “Arbitration Award”) or (ii) the Company’s receipt of proceeds from sale or other disposition of its mining data (the “Mining Data Sale”), in each case with 20 days’ notice to the Large Noteholders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the proceeds received by the Company (provided, further, that any subsequent receipt of additional proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full);
    the Company may redeem the Modified Notes, in whole or in part upon 20 days’ notice to the Large Noteholders, for shares of Common Stock at the conversion price plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days (and, for the avoidance of doubt with respect to the Modified Notes, this provision shall override the provision in the Indenture that permits the Company to redeem the Notes at any time after June 16, 2012); and
    unless previously converted by the Large Holder, or redeemed by the Company, the Company may satisfy the Notes, at maturity, by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

Each Large Noteholder will be entitled to a contingent value right (“CVR”) that will entitle the Large Noteholders to receive, net of certain deductions, a pro rata portion of and aggregate amount of 5.465% of the proceeds actually received by the Company with respect to (i) the Arbitration Award and (ii) the Mining Data Sale, net of certain deductions.  The CVR percentage will be increased proportionately for any Other Holders that tender their Notes in response to the Offer based on the principal amount of Notes tendered to the Company by all participating Holders. The Large Noteholders will be eligible to participate pro rata, based on the principal amount of Notes, in the 5.465% CVR. If all of the Other Holders tender their Notes, an aggregate 5.535% CVR will be issued to all Holders, which means that the Other Holders will participate, on a pro rata basis, in up to a 0.07% CVR.

The proceeds received by the Company in which Holders will participate through the CVR may be cash, commodities, bonds, shares or any other consideration received by the Company as a result of the Arbitration Award or the Mining Data Sale. At this time, the Company does not know, or have a basis upon which to estimate, the forms of consideration that the Company may receive, if any.  If such proceeds are other than cash, the Large Noteholders shall receive their pro rata share of 5.465% of such non-cash proceeds, net of any required deductions (e.g., for taxes) based upon the fair market value of such non-cash proceeds. If all of the Other Holders tender their Notes, they will participate, on a pro rata basis, in up to an additional  0.07% CVR of such non-cash proceeds, net of any required deductions (e.g., for taxes) based upon the fair market value of such non-cash proceeds . The Company cannot  predict what forms of proceeds the Company may receive with respect to either (i) the Arbitration Award or (ii) the Mining Data Sale.  The CVRs will be certificated.

The obligations under the CVR may be accelerated upon the occurrence of an Enterprise Sale, which includes any (i) merger, plan of arrangement or other business combination transaction involving the Company or any of its subsidiaries, (ii) a sale, pledge (with certain limited exceptions), transfer or other disposition of  85% or more of the Company’s then outstanding shares or (iii) sale, pledge, transfer or other disposition, directly or indirectly, of all or substantially all of the assets of the Company.

In addition, each Holder that participates in the Offer is entitled to an additional cash payment of a  pro rata percentage (based on the outstanding principal amount of the Notes held by such Holder) of a maximum of up to $1,000,000 depending upon the principal amount of Notes tendered pursuant to this Offer. Assuming all Other Holders elect to tender their Notes, the maximum aggregate cash payment to such Holders would be approximately $11,966.40.

The cash, Common Shares, Modified Notes and CVR to be delivered by the Company is collectively referred to as the “Offer Consideration.” The Offer Consideration will be delivered to the Other Holders promptly after  following the later of the expiration of the Offer and the time of delivery of the Note to the Agent. Pursuant to the Restructuring Agreement, the Company has paid to the three largest Large Noteholders the cash consideration thereby terminating the obligation to pay interest with respect to the portion of the Notes for which such cash was paid. The Notes held by the Other Holders will continue to accrue interest on their Notes until the Expiration Date.

The Offer Consideration hereby offered to all Other Holders who elect to participate in the Offer is the same consideration in amount and form that the Company has agreed to deliver to the Large Noteholders. If no Other Holders elect to tender their Notes in response to this Offer, the Company will deliver to the Large Noteholders an aggregate 5.465% CVR. The CVR will be increased proportionately for any Other Holders that tender their Notes in response to the Offer and the CVR amounts will be shared pro rata with all Holders who participate in the Offer based on the principal amount of Notes tendered to the Company by all participating Holders. If all of the Other Holders tender their Notes, an aggregate 5.535% CVR will be issued to all Holders, which means that the Other Holders will participate, on a pro rata basis, in up to a 0.07% CVR. The Company intends that all Holders that tender their Notes will receive a pro rata share of the CVR based on the principal amount of Notes tendered to the Company.

Below is a chart illustrating the hypothetical amounts that could payable with respect to the CVR to the Holders of the 1.3% of outstanding Notes, assuming the maximum 0.07% possible payout percentage if all Other Holders elect to participate and their Notes are accepted by the Company.

	Assumed gross value received before deductions			$200,000,000		$2,200,000,000
	Deductions
	A Maximum income taxes			$(70,000,000)		$(770,000,000)
	B Redemption of modified notes			$(26,000,000)		$(26,000,000)
	C Payment of contingent legal fees			$(10,000,000)		$(10,000,000)

	Assumed Net Value Received			$94,000,000	CVR Payout per $1,000	$1,394,000,000	CVR Payout per $1,000
CVR %
5.465%	Large Note Holders	$84,367,000	98.7%	$5,137,198	$60.89	$76,183,553	$903.00
0.070%	Other Holders	$1,080,000	1.3%	$65,762	$60.89	$975.242	$903.00
5.535%		$85,447,000	100.0%	$5,202,960	$60.89	$77,158,795	$903.00

The assumed values noted above are hypothetical estimates of amount that could be received by the Company with respect to an arbitration award, arbitration settlement, mining data sale or a related transaction.  There can be no assurances that the Company will receive any money or other consideration with respect to its arbitration proceeding.

The minimum value presented represents the management’s estimate of the value of the mining data, equipment and related assets. The maximum value represents the current amount of compensation requested by the Company to be awarded by the arbitration tribunal. There can be no assurance that the Company will be successful in obtaining any award or other compensation through a settlement or asset sale or if that the Company will be successful in collecting any portion of such amounts.

The hypothetical payout amounts shown above include deductions for (A) a hypothetical maximum corporate tax rate of 35%, (B) redemption of Modified Notes assuming they have not already been redeemed prior to an award, and (C) an estimate of the maximum of other current obligations of the Company including a success fee related to arbitration (as referenced in the CVR).

The foregoing summary is qualified in its entirety by the Second Amended and Restated Subordinated Note Restructuring Agreement, a copy of which is attached as Exhibit 99.1  to the Company’s Report on Form 6-K filed with the SEC on September 18, 2012.

Modified Notes will be issued only in denominations of $1,000 or an integral multiple thereof. If the Offer consideration that a tendering Holder would otherwise be entitled to receive results in a fractional interest in Modified Notes, meaning that the quotient that results from dividing (a) the aggregate principal amount of the Modified Notes such Holder would otherwise be entitled to receive by (b) $1,000, is not an integer, then such Holder will be entitled to receive Modified Notes in an aggregate principal amount equal only to the product of (i) the integral amount of such quotient and (ii) $1,000. In lieu of the fractional amount of such quotient, such Holder will be entitled to an additional cash payment equal to the product of (x) such fractional amount of such quotient and (y) $1,000.  All cash payments will be rounded down to the nearest whole cent.

Support of Restructuring Transaction; Waiver of Certain Change of Control Rights in Connection with Restructuring Transaction

Members of management and the directors agreed to support the transactions contemplated by the Restructuring Agreement and agreed to limited waivers of their rights under their respective change in control agreements with respect to the Restructuring Transaction. In consideration for such waivers, the Company agreed to pay an aggregate amount of $337,850 to those directors and employees who executed limited waivers. Each individual salaried employee was paid an amount of cash equal to 25% of his or her annual salary, Mr. Coleman was paid $25,000, Mr. Geyer was paid $20,000; however, Messrs. Potvin, McChesney and Mikkelsen agreed to forgo an immediate cash payment by accepting a participation of up to 2% of the pool established pursuant to the 2012 Bonus Pool Plan.

Recommendation of the Board

The Board has concluded that the approval of the Restructuring Transaction, as set forth in the Restructuring Agreement, and consummation of the transactions described therein, is in the best interests of the Company.

Approval of the Shareholders

The Restructuring Transaction was approved by the Company’s shareholders on June 27, 2012.

5.             Interests of Directors, Executive Officers and Affiliates of GR in the Notes.

Pursuant to the Restructuring Agreement that was in effect prior to the July 3, 2012 amendment and restatement, GR’s executive officers and directors entered into Change of Control Waiver Agreements, whereby such executive officers and directors waived their rights to receive change of control payments that would otherwise be triggered pursuant to the Restructuring Transaction.

In connection with services to GR, each of GR’s executive officers and directors is a party to stock option, stock unit or restricted stock plans or other arrangements involving the Common Stock.  Except as described above, GR is not and to the knowledge of GR, none of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to the Notes, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

A list of the directors and executive officers of GR is attached to this Offer as Annex A.

Except as otherwise disclosed herein, to the knowledge of GR:

•         none of GR or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•         none  of the officers or directors of the subsidiaries of GR has any beneficial interest in the Notes;

•         GR will  not repurchase any Notes from such persons; and

•         during the 60 days preceding the date of this Offer, none of GR or its officers, directors or affiliates  has engaged in any transactions in the Notes.

6.             Comparison of Rights Among the Notes, the Modified Notes, the Common Stock and the CVRs.

The following briefly summarizes the material differences between the rights of holders of the Notes, the rights of holders of the Modified Notes, and the rights of holders of our Common Stock and the rights of the holders of the CVRs. The discussion below is a summary and is qualified in its entirety by reference to our Articles of Incorporation, the Indenture relating to the Notes, the Supplemental Indenture relating to the Modified Notes, the form of the CVR, our Bylaws and applicable laws of Yukon, Canada. We urge you to read these documents for a more complete understanding of the differences between the Notes, the Modified Notes and the Notes, the Common Stock and the CVRs. .

Governing Documents

Notes: Holders of the Notes have the rights set forth in the Indenture.

Modified Notes: Holders of the Modified Notes have the rights set forth in the Supplemental Indenture.

Common Stock: Holders of our Common Stock have the rights set forth in our Articles of Incorporation, the bylaws and the laws of Yukon, Canada.

CVRs: Holders of the CVRs have the rights set forth in the Contingent Value Right Certificate.

Dividends, Distributions and Interest Payments

Notes: Interest accrues at 5.50% per year on the principal amount and is payable semi-annually in arrears on June 15 and December 15 of each year.

Modified Notes: Interest will accrue at 5.50% per year on the principal amount and will be payable semi-annually in arrears on June 15 and December 15 of each year.

Common Stock: Shareholders are entitled to dividends if, as and when declared by our board of directors. We have not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. We may declare cash or share dividends in the future only if our earnings and capital are sufficient to justify the payment of such dividends.

CVRs:  No dividends or interest will accrue. Distributions will be made if and when the Company receives proceeds arising out of an Arbitration Award, Mining Data Sale or Enterprise Sale. The calculation of the amounts that would be payable are set forth in the  Contingent Value Right Certificate.

Ranking

Notes: The Notes are unsecured obligations and rank (1) subordinate in right of payment to future unsubordinated indebtedness, and are effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and are effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by us or any of our subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of our other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of our future subordinated debt. However, the Notes are effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of our subsidiaries.

Modified Notes: The Modified Notes will be unsecured obligations and rank (1) subordinate in right of payment to future unsubordinated indebtedness, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by us or any of our subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of our other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of our future subordinated debt. However, the Modified Notes will be effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of our subsidiaries.

Common Stock: The Common Stock ranks junior with respect to rights upon liquidation, dissolution or winding-up to all of our other securities and indebtedness, including the Notes and the Modified Notes.

CVRs: The CVRs are unsecured obligations. The Company has agreed not to pledge, mortgage or grant a security interest in any proceeds arising out of an Arbitration Award, Mining Data Sale or Enterprise Sale, the Mining Data, the Company’s rights with respect to the Arbitration Proceeding or any Arbitration Award or all or substantially all of the assets of the Company to secure any indebtedness without concurrently ensuring that the CRV is equally and ratably secured with such indebtedness.

Conversion Rights

Notes: Holders may convert their Notes into shares of Common Stock at the applicable conversion rate, at any time prior to stated maturity, in multiples of $1,000 principal amount.  The conversion rate for the Notes is 132.626 shares of Common Stock per $1,000 principal amount of Notes (equal to a conversion price of approximately $7.54 per share), subject to adjustment. Upon conversion, we will have the option to deliver cash, common shares or a combination of cash and common shares. In addition, following certain corporate transactions that occur prior to maturity, we will increase the conversion rate for a holder who elects to convert its Notes in connection with such corporate transactions by a number of additional common shares. You will not receive any additional cash payment or additional shares representing accrued and unpaid interest and additional interest, if any, upon conversion of a Note, except in limited circumstances. Instead, interest will be deemed paid by the common shares and cash, if any, issued to you upon conversion.

Modified Notes: Holders may convert their Modified Notes into shares of Common Stock at the applicable conversion rate, at any time after the closing date of the Modified Notes offering upon three (3) days prior written notice to the Company, in multiples of $1,000 principal amount.  The conversion rate for the Modified Notes will be 250 shares of Common Stock per $1,000 principal amount of Modified Notes (equal to a conversion price of approximately $4.00 per share), subject to adjustment. Upon conversion, we will have the option to deliver cash, common shares or a combination of cash and common shares. In addition, following certain corporate transactions that occur prior to maturity, we will increase the conversion rate for a holder who elects to convert its Modified Notes in connection with such corporate transactions by a number of additional common shares. You will not receive any additional cash payment or additional shares representing accrued and unpaid interest and additional interest, if any, upon conversion of an Amended Note, except in limited circumstances. Instead, interest will be deemed paid by the common shares and cash, if any, issued to you upon conversion.

Common Stock: In February 1999, the shareholders of Gold Reserve Corporation approved a plan of arrangement as a result of which Gold Reserve Corporation became a subsidiary of the Company. Generally, each shareholder of Gold Reserve Corporation received one Class A common share of the Company for each common share owned in Gold Reserve Corporation. Certain U.S. holders elected, for tax reasons, to receive equity units instead of Class A common shares. Each equity unit consists of one Class B common share of the Company and one Gold Reserve Corporation Class B common share, which consideration was substantially equivalent to a Class A common share and is generally immediately convertible into a Class A common share. Holders of Class A common shares and Class B common shares are generally entitled to one vote per share and to vote together as a single class. Equity units, of which 500,236 were issued and outstanding at May 31, 2012, are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred.

CVRs: Holders of CVRs have no conversion rights.

Voting Rights

Notes: Holders of Notes have no voting rights.

Modified Notes: Holders of Modified Notes have no voting rights.

Common Stock: Each holder of Common Stock is entitled to one vote for each share of Common Stock owned of record on any resolution to be passed at a meeting of shareholders.

CVRs: Holders of CVRs have no voting rights.

Redemption at Holder’s Option

Notes: Holders had the option to require us to purchase all or a portion of their notes on June 15, 2012 at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, if any. In addition, if we experience specified types of fundamental changes, holders may require us to repurchase all or a portion of their notes at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, if any. We had the option to choose to pay the purchase price in connection with a purchase of the notes at the option of the holder or upon a fundamental change in cash, common shares or any combination of cash and common shares. We elected to enter into an agreement with the Large Noteholders to conserve cash and minimize dilution to the shareholders.

Modified Notes: If we experience specified types of fundamental changes, holders may require us to repurchase all or a portion of their notes at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, if any. We may choose to pay the purchase price in connection with a purchase of the notes at the option of the holder or upon a fundamental change in cash, common shares or any combination of cash and common shares.

Common Stock: The Common Stock is not redeemable at the holder’s option.

CVRs: The CVR is not redeemable at the holder’s option.

Redemption at Our Option

Notes: The Company may, at its option, redeem all or part of the Notes for cash at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Modified Notes: The Company shall have a mandatory obligation to redeem the Modified Notes then outstanding, in whole or in part, for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of a settlement or award with respect to its pending arbitration proceedings related to Venezuela’s expropriation of the Brisas Project (any such settlement or award, the “Arbitration Award”) or (ii) the Company’s receipt of proceeds from sale or other disposition of its mining data (the “Mining Data Sale”), in each case with 20 days’ notice to the Large Noteholders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the proceeds received by the Company (provided, further, that any subsequent receipt of additional proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full).

The Company may redeem the Modified Notes, in whole or in part upon 20 days’ notice to the Large Noteholders, for shares of Common Stock at the conversion price plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days (and, for the avoidance of doubt with respect to the Modified Notes, this provision shall override the provision in the Indenture that permits the Company to redeem the Notes at any time after June 16, 2012).

Common Stock: The Common Stock is not redeemable at our option.

CVRs: The CVRs are not redeemable at our option.

Listing

Notes: The Notes are not listed on any securities exchange or any automated dealer quotation system.

Modified Notes: The Modified Notes will not be listed on any securities exchange or any automated dealer quotation system.

Common Stock: The Common Stock is listed for trading in Canada on the TSX Venture Exchange under the symbol “GRZ.V.”  Prior to February 1, 2012, the shares of Common Stock were traded on the TSX.  The shares are also traded in the United States on the NYSE MKT under the symbol “GRZ.”

CVRs: The CVRs will not be listed on any securities exchange or any automated dealer quotation system.

7.             Purchases of Notes by GR.  Each of GR and its affiliates, including its executive officers and directors, are prohibited under applicable U.S. federal securities laws from repurchasing the Notes (or the right to repurchase the Notes) other than through the Offer until at least the tenth business day after the Repurchase Date.  Following such time, if any Notes remain outstanding, GR and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the offered pursuant to this Offer.  Any decision to purchase Notes after the expiration of the Offer, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes tendered pursuant to this Offer, the market price of the Common Stock, the business and financial position of GR, and general economic and market conditions.

8.             Certain Material U.S. Federal Income Tax Considerations for U.S. Holders.

Certain U.S. federal income tax considerations.  The following is a summary of certain material U.S. federal income tax considerations relating to the exercise of the acquisition, ownership, and disposition of Modified Notes, Common Shares, cash and CVRs acquired pursuant to the Offer, and the ownership and disposition of Common Shares acquired upon a conversion of a Note or Modified Note (collectively, the “Transactions”) for U.S. Holders (defined below).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the Transactions.

Authorities.   This summary is based on the Code, temporary, proposed and final Treasury Regulations promulgated thereunder, published rulings of the Internal Revenue Service (the "IRS"), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof.  All of the authorities on which this summary is based are subject to differing interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  In such event, the U.S. federal income tax consequences applicable to a U.S. Holder could differ from those described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders.  For purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes, Modified Notes, Common Shares and CVRs that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust, if (1) a court within the U.S. can exercise primary supervision over the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996, and validly elected to be treated as a U.S. person.

Non-U.S. Holders.  For purposes of this summary, a "non-U.S. Holder” is a beneficial owner of Notes, Modified Notes, Common Shares and CVRs other than a U.S. Holder.  A non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences (including the potential application of and operation of any income tax treaties) of the Transactions.

U.S. Holders subject to special U.S. federal income tax rules not addressed.  This summary applies only to U.S. Holders that hold the Notes, Modified Notes, Common Shares and CVRs as “capital assets” within the meaning of Section 1221 of the Code, and does not purport to deal with U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) are dealers in securities, commodities or currencies, or U.S. Holders that are traders in securities or commodities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) are subject to the alternative minimum tax under the Code; (f) own Notes, Modified Notes, CVRs or Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) acquired Notes or Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) hold the Notes, Modified Notes, Common Shares or CVRs other than as capital assets within the meaning of Section 1221 of the Code; or (i) own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the Transactions.

If a partnership holds the Notes, Modified Notes, Common Shares or CVRs, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  This summary does not address partnerships or partners in partnerships.  A person that is a partner in a partnership holding the Notes, Modified Notes, Common Shares or CVRs should consult its own financial advisor, legal counsel or accountant regarding the tax consequences of the Transactions.

Tax consequences other than U.S. federal income tax consequences to U.S. Holders not addressed.  Other than the discussion of certain Canadian tax consequences set forth below, this summary does not address the consequences arising under U.S. federal estate, gift, or excise tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the consequences of any of these laws on the Transactions.  In addition, this summary does not address the U.S. tax consequences to non-U.S. Holders.  Each non-U.S. Holder should consult its tax financial advisor, legal counsel, or accountant regarding the U.S. tax consequences of the Transactions.

We have determined that we are a "passive foreign investment company" under the Code and, as a result, there may be adverse U.S. tax consequences for U.S. Holders.  U.S. Holders should be aware that we have determined that we were a "passive foreign investment company" (a "PFIC") under Section 1297(a) of the Code for the taxable year ended December 31, 2007, when the Notes were issued, we have continued to be a PFIC since that time, we expect to be a PFIC for the taxable year ending December 31, 2012, and for the foreseeable future.  As a result, a U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, such as (i) being subject to U.S. federal income tax at the highest rates applicable to ordinary income on at least a portion of any "excess distribution" and gain on the sale of the Notes, Modified Notes and Common Shares, as well as incurring an interest charge on the tax due thereon, or (ii) at the election of the U.S. Holder, current taxation on either (A) certain of our income or gains, regardless of whether any cash representing such income or gain has been distributed, or (B) any increase in the fair market value of the Common Shares as of the taxable year end, regardless of whether such gain has been realized on a disposition of such Common Shares.  These adverse U.S. federal income tax consequences are described more fully below.

Additional adverse tax consequences could result to U.S. Holders of the Notes, Modified Notes or Common Shares for any taxable year in which we are (or were) a PFIC and have one or more non-U.S. subsidiaries that is also a PFIC as to such U.S. Holders.  These adverse U.S. federal income tax consequences are described more fully below.

Under certain circumstances, a U.S. Holder that makes a timely and effective "qualified electing fund election" (a "QEF election") will not be subject to the adverse taxation rules for PFICs discussed above with respect to gains or excess distributions.  Instead, such U.S. Holder will be subject to U.S. federal income tax on its pro rata share of our "net capital gain" and "ordinary earnings" (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  We will satisfy record keeping requirements and supply U.S. Holders with required information under the QEF election rules in the event that we are a PFIC and a U.S. Holder wishes to make a QEF election.  Alternatively, a U.S. Holder may make a "mark-to-market election" (“MTM election”) if we are a PFIC and the Common Shares are "marketable stock" (as specifically defined).  We believe the Common Shares are "marketable stock" for this purpose.  A U.S. Holder that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's adjusted tax basis in such Common Shares regardless of whether we have made any distributions to the U.S. Holder.

A U.S. Holder of a Note or Modified Note may not make a QEF election with respect to a Note or Modified Note.  As a result, a U.S. Holder of Common Shares arising from the conversion of the Note or Modified Note, or from the Offer, cannot make a timely and effective QEF election with respect to such shares if we are a PFIC at any time during the period that such U.S. Holder holds the Note or Modified Note, unless, as of the first day of the taxable year immediately following the conversion, such Holder elects to recognize and be taxed under the PFIC rules discussed above on the difference between the fair market value of the Common Shares and his/her adjusted tax basis in the Common Shares.  With respect to a U.S. Holder who holds a Note or Modified Note, the holding period with respect to our Common Shares acquired upon conversion of such Note or Modified Note, or from the Offer, shall include the period that the Note or Modified Note were held.  The general effect of these rules is that (a) under the adverse taxation rules for PFICs discussed above, excess distributions and gains realized on the disposition of Common Shares received upon conversion of Notes or Modified Notes, or from the Offer, will be spread over the entire holding period for the Notes or Modified Notes and the Common Shares acquired thereby and (b) if a U.S. Holder makes a QEF election upon conversion of the Notes or Modified Notes, or in connection with the Offer, and receipt of the Common Shares, that election generally will not be a timely QEF election with respect to such Common Shares and thus the adverse taxation rules with respect to PFICs discussed above will continue to apply.  However, it appears that a U.S. Holder receiving Common Shares upon the conversion of a Note or Modified Note or in connection with the Offer, should be able to avoid the adverse taxation rules for PFICs discussed above with respect to future excess distributions and gains if such U.S. Holder makes a QEF election effective as of the first day of the taxable year of such U.S. Holder beginning after the receipt of such Common Shares and such U.S. Holder also makes an election to recognize gain (which will be taxed under the adverse taxation rules for PFICs rules discussed above) as if such Common Shares was sold on such date at fair market value.  In addition, under the Treasury Regulations, a disposition, other than by exercise, of a Note or Modified Note generally will be subject to the adverse taxation rules for PFICs discussed above.

The determination of whether we and any subsidiary will be a PFIC for a future taxable year will depend on (i) the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and (ii) our assets and income, and our subsidiaries' assets and income, over the course of each such taxable year.  As a result, our status and that of any subsidiary as a PFIC in any future taxable year cannot be predicted with certainty as of the date hereof.  However, we expect that we and/or one or more of our subsidiaries will be, or will continue to be, a PFIC for the foreseeable future.  Therefore, the following summary is based on the conclusion that we have been a PFIC since the Notes were first issued, and the expectation that we will continue to be a PFIC in the future.

Offer

An exchange of a Note by a U.S. Holder pursuant to the Offer will also be a taxable transaction to such U.S. Holder for U.S. federal income tax purposes.  A U.S. Holder generally will recognize a gain (subject to the market discount rules discussed in “— Market Discount and Amortizable Bond Premium,” below) or loss on the surrender of a Note in an amount equal to the difference between (1) the amount of cash and the fair market value of property received for such Note (other than the portion that is properly allocable to accrued but unpaid interest, which portion will be treated interest income), and (2) the U.S. Holder’s “adjusted tax basis” for such Note at the time of sale.  Generally, a U.S. Holder’s adjusted tax basis for a Note will be equal to the cost of the Note to such U.S. Holder.  If applicable, a U.S. Holder’s tax basis in a Note also will be increased by any market discount previously included in income by such U.S. Holder pursuant to an election to include market discount in gross income currently as it accrues, and reduced by any amortizable bond premium which the U.S. Holder has previously elected to deduct. (See “— Market Discount and Amortizable Bond Premium,” below)  Any amount received for accrued but unpaid interest generally will be taxable to the U.S. Holder as ordinary interest income to the extent not previously included in gross income as interest income.

Since the Company has determined that it has been a PFIC since the Notes were issued, each U.S. Holder of the Notes generally will, upon disposition of the Notes at a gain, be liable to pay U.S. federal income tax at the highest tax rate on ordinary income in effect for each year to which the income is allocated plus interest on the tax, as if the gain had been recognized ratably over each day in the U.S. Holder’s holding period for the Notes while the Company was a PFIC.

The amount of gain or loss a U.S. Holder actually recognizes as a result of the Offer depends on the aggregate value of the cash, Common Shares, Modified Notes, and CVR that the U.S. Holder receives.  Gain or loss recognized in the transaction must be determined separately for each Note surrendered in the exchange.  The deductibility of both long-term and short-term capital loss is subject to certain limitations.  The timing of a portion of such gain or loss also depends, in part, on the U.S. federal income tax treatment of the CVR, with respect to which there is substantial uncertainty.  Because of the CVR, the receipt of consideration may be treated as either a “closed transaction” or an “open transaction” for U.S. federal income tax purposes. There is no authority directly on point addressing whether a sale of property for, in whole or in part, contingent rights with characteristics similar to the CVR should be taxed as “open transactions” or “closed transactions” and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their financial advisor, legal counsel or accountant regarding this issue.

The installment method of reporting any gain is generally not available if the Notes are traded on an established securities market.  The Company understands that the Notes are traded infrequently in transactions arranged through brokers and that market quotations for the Notes are available.  If this causes the Notes to be treated as being traded on an established securities market for purposes of the installment sale rules, the installment method of reporting any gain attributable to the receipt of a CVR will not be available.  The following discussion assumes that the Notes are traded on an established securities market and the installment method of reporting is not available.  The CVR may be treated as debt instruments for United States federal income tax purposes.  However as such treatment is unlikely, the discussion below does not address the tax consequences of such a characterization. You should consult your own financial advisor, legal counsel or accountant with respect to whether the installment method is available and the proper characterization of the receipt of the CVR.

                Contingent Value Right

                                Treatment as an Open Transaction.

The receipt of the CVR would generally be treated as an “open transaction” if the value of the CVR cannot be “reasonably ascertained.”  This determination is made based on a consideration of all of the facts and circumstances surrounding the transfer of the CVR. If a portion of the exchange under the Offer is treated as an “open transaction” for U.S. federal income tax purposes, a U.S. Holder will generally recognize gain for U.S. federal income tax purposes to the extent (x) the sum of (i) the amount of cash received, (ii) the fair market value of the Common Shares received and (iii) the issue price of the Modified Note exceeds (y) such U.S. Holder’s adjusted tax basis in the Notes surrendered in the exchange.

Subject to the discussion below under “—Contingent Value Right – Future Payments on the CVR”, if the transaction is “open” for U.S. federal income tax purposes, the CVR would not be taken into account in determining the U.S. Holder’s taxable gain and a U.S. Holder would have no tax basis in the CVR, but would recognize gain as payments with respect to the CVR are made or deemed made in accordance with the U.S. Holder’s regular method of accounting, but only to the extent the sum of such payments (and all previous payments under the CVR), together with cash and other property received in the exchange under the Offer, exceeds such U.S. Holder’s adjusted tax basis in the Notes surrendered in the exchange. Alternatively, U.S. Holder’s may recognize a loss in the year that the U.S. Holder’s right to receive further payments under the CVR terminates if the cumulative payments under the CVR are less than such U.S. Holder’s adjusted tax basis in the Notes surrendered in the exchange.

If the receipt of the CVR is treated as an open transaction, the application of the PFIC rules to such transaction is uncertain.  Therefore, U.S. Holders are urged to consult their own financial advisor, legal counsel or accountant with respect to the U.S. tax treatment.

                                Treatment as a Closed Transaction.

                If the value of the CVR can be “reasonably ascertained” the transaction should generally be treated as “closed” for U.S. federal income tax purposes, in which event a U.S. Holder should generally recognize gain or loss for U.S. federal income tax purposes upon the exchange equal to the difference between (x) the sum of (i) the fair market value of the CVR received, (ii) the amount of cash received, (iii) the issue price of the Modified Note and (iv) the fair market value of Common Shares received and (y) such U.S. Holder’s adjusted tax basis in the Notes surrendered in the exchange.  A U.S. Holder’s initial tax basis in the CVR should equal the fair market value of the CVR on the date of the exchange, and the holding period of the CVRs should begin on the day following the date of the exchange.

Market Discount and Amortizable Bond Premium

                A U.S. Holder that acquired a Note at a “market discount,” that is, at a price less than the Notes' stated redemption price at maturity (generally, the sum of all payments required under the Notes other than payments of stated interest), may be affected by the market discount rules of the Code.  Subject to a de minimis exception, the market discount rules generally require a U.S. Holder who acquired the Notes at a market discount to treat any principal payment on the Notes and any gain recognized on any disposition of the Notes as ordinary income to the extent of the accrued market discount, not previously included in income, at the time of the principal payment or the disposition of the Notes.  In general, the amount of market discount that has accrued is determined on a straight-line basis over the remaining term of Notes as of the time of acquisition, or, at the election of the U.S. Holder, on a constant yield basis.  An election to apply the constant yield method applies only to the Notes with respect to which it is made and it may not be revoked.

                A U.S. Holder of the Notes acquired at a market discount also may elect to include the market discount in income as it accrues, rather than deferring the income inclusion until the time of a principal payment or the disposition of the Notes.  If a U.S. Holder so elects, the rules discussed above with respect to ordinary income recognition resulting from the payment of principal on the Notes would not apply, and the U.S. Holder’s tax basis in the Notes would be increased by the amount of the market discount included in income at the time it accrues.  However, because the Company has been and expects to continue to be a PFIC, any gain on the disposition of the Notes will nonetheless still be treated as ordinary income as discussed above.  This election would apply to all market discount obligations acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and could not be revoked without the consent of the IRS.

                A U.S. Holder may be required to defer until maturity of the Notes (or, in certain circumstances, its earlier disposition) the deduction of all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry the Notes with market discount, unless the U.S. Holder elects to include market discount in income on a current basis.

                If a U.S. Holder acquired the Notes for a price that exceeded the Notes' stated redemption price at maturity, the U.S. Holder generally will be considered to have acquired the Notes with “amortizable bond premium.”  A U.S. Holder may elect to amortize amortizable bond premium on a constant yield basis.  The amount amortized in any year generally will be treated as a deduction against the U.S. Holder’s interest income on the Notes.  If the amortizable bond premium allocable to a year exceeds the amount of interest income allocable to that year, the excess is allowed as a deduction for that year but only to the extent of the U.S. Holder’s prior inclusions of interest income (net of any deductions for bond premium) with respect to the Notes.  The premium on the Notes held by a U.S. Holder that does not make the amortization election will decrease the gain or increase the loss otherwise recognizable on the disposition of the Notes.  The election to amortize the premium on a constant yield basis generally applies to all bonds held by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Modified Notes

                Taxation of interest

For U.S. federal income tax purposes, stated interest on the Modified Notes generally will be taxable to a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes.  Subject to applicable limitations under the Code and the U.S. Treasury Regulations and subject to the discussion below, any Canadian withholding tax imposed on interest payments in respect of the Modified Notes should be treated as a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, at a U.S. Holder's election, may, in certain circumstances, be deducted in computing taxable income).  Interest paid on the Modified Notes will be treated as income from sources outside the U.S.  The Code applies various limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers.  Because of the complexity of those limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

It is possible that the Modified Notes will also be issued with original issue discount (“OID”).  OID exists if the stated redemption price at maturity of the Modified Notes (generally all payments required under the Modified Notes other than stated interest) exceeds the issue price of the Modified Notes by more than a de minimis amount.  The issue price of the Modified Notes depends, in part, on whether the Notes are treated as being traded on an “established market” within the 60-day period that ends 30 days after the Modified Notes are issued.  The Treasury Regulations define the term “established market” to include a system of general circulation (including computer listings disseminated to subscribing brokers, dealers and traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations or prices from actual sales.  The Company understands that the Notes are traded infrequently in transactions arranged through brokers and that market quotations for the Notes are available.  Therefore, it is possible that the Notes will be treated as traded on an established market for purposes of the Treasury Regulations.  If so, the issue price of the Modified Notes will equal the market value of the Notes on the date that the Modified Notes are issued.  If that market price is less than the stated redemption price at maturity of the Modified Notes by more than a de minimis amount, the Modified Notes will be considered to be issued with OID.  If the Notes are not treated as traded on an established market, the issue price of the Modified Notes should equal the face amount of the Modified Notes and, therefore, the Modified Notes should not have any OID.

If the Modified Notes are issued with more than a de minimis amount of OID, each U.S. Holder will generally be required to include the OID in its income as it accrues, regardless of its regular method of tax accounting, using a constant yield method, possibly before such U.S. Holder receives any payment attributable to such income.

The rules regarding original issue discount are complex.  Accordingly, each U.S. Holder is urged to consult its own financial advisor, legal counsel or accountant regarding the OID rules and their potential application to the Modified Notes.

                Conversion of an Modified Note

A U.S. Holder generally will not recognize any income, gain or loss upon conversion of the Modified Notes into Common Shares, except with respect to (i) cash received in lieu of a fractional Common Shares, or (ii) Common Shares that are attributable to accrued but unpaid interest not previously included in gross income.  To the extent the Company pays cash to a U.S. Holder upon a conversion of the Modified Notes instead of delivering Common Shares, such U.S. Holder should recognize gain or loss, if any, in the same manner as described below under "Sale, Retirement or Other Taxable Disposition of the Modified Notes."  Cash received in lieu of a fractional Common Shares upon conversion will be treated as a payment in exchange for such fractional shares.  Accordingly, the receipt of cash in lieu of a fractional Common Shares generally will be treated as described below under "— The Common Shares."  Amounts that are attributable to accrued but unpaid interest generally will be taxable to the U.S. Holder as ordinary interest income to the extent not previously included in gross income.

A U.S. Holder's initial tax basis in the Common Shares received on conversion of the Modified Notes will be the same as the U.S. Holder's adjusted tax basis in the Modified Notes at the time of conversion, reduced by any tax basis allocable to a fractional share treated as exchanged for cash.  However, the tax basis of Common Shares received upon a conversion with respect to accrued but unpaid interest should equal the fair market value of such Common Shares.  The holding period for the Common Shares received on conversion generally will include the holding period of the Modified Notes that are converted.  To the extent any Common Shares issued upon a conversion are allocable to accrued interest, however, the U.S. Holder's holding period for such Common Shares may commence on the day following the date of delivery of the Common Shares.

                Constructive dividends

The conversion rate of the Modified Notes is subject to adjustment under certain circumstances.  Under Section 305 of the Code, adjustments to the conversion rate that increase a U.S. Holder's proportionate share of the Company's assets or the Company's earnings may in certain circumstances result in a constructive dividend that is taxable to such U.S. Holder to the extent of the Company's current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  Generally, an increase in the conversion rate pursuant to a bona-fide reasonable formula which has the effect of preventing the dilution of the interest of U.S. Holders in the Modified Notes will not be considered to result in a constructive dividend.  However, certain adjustments provided in the Modified Notes (including, without limitation, adjustments to the conversion rate of the Modified Notes in connection with cash dividends to the Company's shareholders) will not qualify as being pursuant to a bona-fide reasonable formula.  If such adjustments are made, a U.S. Holder will, to the extent of the Company's current and accumulated earnings and profits, be deemed to have received a constructive dividend even though such U.S. Holder has not received any cash or property as a result of the adjustment.  In addition, a failure to adjust the conversion price of the Modified Notes to reflect a stock dividend or similar event could in some circumstances give rise to a constructive dividend to U.S. Holders of shares of Common Shares.

                Sale, Retirement or Other Taxable Disposition of the Modified Notes

Upon a sale, taxable exchange, retirement, redemption, repurchase or other taxable disposition of a Modified Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount received upon such taxable disposition (less any amount attributable to accrued but unpaid interest, which will be taxable as ordinary income, if not previously included in gross income) and the U.S. Holder’s adjusted tax basis in the Modified Note at that time.

Loss realized by a U.S. Holder on the sale, taxable exchange, retirement or other taxable disposition of a Modified Note generally will be treated as U.S. source capital loss, and will be long-term capital loss if, at the time of sale, exchange, retirement or other taxable disposition, the Modified Note has been held for more than one year; otherwise, the capital loss will be short-term.  The deductibility of capital losses is subject to limitations.

                Since the Company is, has been, and expects to continue to be a PFIC, a U.S. Holder generally will, upon disposition of the Modified Notes at a gain, be liable to pay U.S. federal income tax at the highest tax rate on ordinary income in effect for each year to which the income is allocated plus interest on the tax, as if the gain had been recognized ratably over each day in the U.S. Holder's holding period for the notes while the Company was a PFIC.

The Common Shares

                Passive foreign investment company (“PFIC”)

The Company has determined that it was a PFIC under Section 1297(a) of the Code for the taxable year ended December 31, 2007, when the Notes were issued, it has continued to be a PFIC since that time, and the Company expect to be a PFIC for the taxable year ending December 31, 2012, and for the foreseeable future.  Accordingly, special U.S. federal income tax rules apply to the acquisition, ownership and disposition of Common Shares.

Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are PFICs.  A foreign corporation will be considered a PFIC if 75% or more of its gross income (including a pro rata share of the gross income of any company (United States or foreign) in which the corporation is considered to own 25% or more of the shares by value) in a taxable year is passive income (the "Income Test").  Alternatively, a foreign corporation will be considered a PFIC if at least 50% of the assets (averaged over the four quarter ends for the year) of the corporation (including a pro rata share of the assets of any company of which the corporation is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income (the "Asset Test").

For the taxable year ended December 31, 2011, the Company determined that it was a PFIC under the Income Test.  In addition, the Company expects that it will be a PFIC under the Income Test for the taxable year ending December 31, 2012, and, as a result, will be treated as a PFIC for such taxable year.  The determination of whether the Company and any of its subsidiaries will be a PFIC for a taxable year depends on (i) the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and (ii) the assets and income of the Company and its subsidiaries over the course of each such taxable year.  As a result, whether the Company and any of its subsidiaries will be PFICs for any taxable year cannot be predicted with certainty as of the date of this Schedule TO.  Accordingly, there can be no assurance that the Company and any of its subsidiaries will or will not be a PFIC for any taxable year.  However, the Company expects it will continue to be a PFIC for each subsequent taxable year prior to the year any production begins, and this summary is based on that expectation.

For taxable years in which the Company is a PFIC, each U.S. Holder, in the absence of an election by such U.S. Holder to treat the Company as a "qualified electing fund" (i.e., a QEF election), or an election by such U.S. Holder to "mark-to-market" his Common Shares (i.e., an "MTM election"), as discussed below, will, upon certain distributions by the Company or upon disposition of the Common Shares at a gain, be liable to pay U.S. federal income tax at the highest tax rate on ordinary income in effect for each year to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over each day in the U.S. Holder's holding period for the Common Shares while the Company was a PFIC.

A U.S. Holder who owns the Common Shares during a period when the Company is a PFIC will be subject to the foregoing PFIC rules, even if the Company ceases to be a PFIC, unless such U.S. Holder makes a QEF election in the first year of the U.S. Holder's holding period for the shares of the Company and in which the Company is considered a PFIC (a "timely QEF election").  A U.S. Holder who makes such a timely QEF election will be entitled to treat any future gain on the sale of the Common Shares as capital gain.  Additionally, a U.S. Holder who makes a QEF election will, for each taxable year the Company is a PFIC, include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of any net capital gain of the Company as long-term capital gain, subject to a separate election to defer payment of taxes (such deferral is subject to an interest charge).  For the U.S. Holder to make the QEF election, the Company must agree to supply annually to the U.S. Holder the "PFIC Annual Information Statement" described in Treasury Regulations and permit the U.S. Holder access to certain information in the event of an audit by the U.S. tax authorities.  The Company will prepare and make the statement available to U.S. Holders, and will permit access to the information.

Treasury Regulations provide that a holder of an option, warrant or other right to acquire stock of a PFIC, such as a convertible note, may not make a QEF election that will apply to the convertible note or to the stock subject to the convertible note.  Under Treasury Regulations, if a U.S. Holder holds a note that is convertible into stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon conversion of the note shall include the period that the convertible note was held.  The general effect of these rules is that (a) under the adverse taxation rules for PFICs discussed above, excess distributions and gains realized on the disposition of common shares in a PFIC received upon conversion of convertible notes will be spread over the entire holding period for the notes and the common shares acquired thereby and (b) if a U.S. Holder makes a QEF election upon conversion of the notes and receipt of the common shares, that election generally will not be a timely QEF election with respect to such common shares and thus the adverse taxation rules with respect to PFICs discussed above will continue to apply.  Therefore, U.S. Holders that receive Common Shares upon the conversion of a Note or Modified Note, on in connection with the Offer, will not be able to make a timely QEF election with respect to such Common Shares.  However, it appears that a U.S. Holder receiving Common Shares upon the conversion of a Note or Modified Note, or in connection with the Offer, should be able to avoid the adverse taxation rules for PFICs discussed above with respect to future excess distributions and gains if such U.S. Holder makes a QEF election effective as of the first day of the taxable year of such U.S. Holder beginning after the receipt of such Common Shares and such U.S. Holder also makes an election to recognize gain (which will be taxed under the adverse taxation rules for PFICs rules discussed above) as if such Common Shares were sold on such date at fair market value (a "Gain Recognition Election").

A U.S. Holder who receives Common Shares upon the conversion of a Note or Modified Note, or in connection with the Offer, and makes a Gain Recognition Election as described above and a QEF election effective as of the first day of the taxable year of such U.S. Holder beginning after the receipt of such Common Shares (and complies with certain U.S. federal income tax reporting requirements), should not have any material adverse U.S. federal income tax consequences as a result of the QEF election if the Company has no ordinary earnings or net capital gains during such taxable year.  The Company currently expects that it will not have any ordinary earnings or net capital gains in future years in which it may be a PFIC.  However, no assurance can be given as to this expectation.  Each U.S. Holder is urged to consult its own financial advisor, legal counsel, or accountant concerning the application of the U.S. federal income tax rules governing PFICs to its particular circumstances.

Each U.S. Holder choosing to make a QEF election would be required annually to file an IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such U.S. Holder's timely filed U.S. federal income tax return (or directly with the IRS if the U.S. Holder is not required to file an income tax return).  Such U.S. Holder must include on IRS Form 8621 its income as reflected in the PFIC Annual Information Statement it receives from the Company.  If the Company determines that it was a PFIC during the taxable year, within two months after the end of each such taxable year the Company will make available the PFIC Annual Information Statement.

As part of the Hiring Incentives to Restore Employment Act of 2010 (the “Act”), new reporting requirements were added under Section 1298(f) of the Code for U.S. persons who are shareholders in a PFIC (the “Section 1298(f) Requirements”).  The Internal Revenue Service and Treasury are developing further guidance regarding these reporting requirements.  In the interim, the Section 1298(f) Requirements are suspended pending release of a subsequent revision of Form 8621, modified to reflect the requirements of Section 1298(f), as set forth in guidance to be included in future Treasury Regulations.  You should consult your financial advisor, legal counsel, or accountant regarding the specific reporting obligations to you (including as a result of the Act).

As an alternative to the QEF election, a U.S. Holder may make an MTM election with respect to the Common Shares.  The MTM election requires that the PFIC stock in question be "marketable stock" as defined under the rules governing the MTM election.  The Common Shares are marketable stock as required under the MTM rules.  If a U.S. Holder makes the MTM election, it must recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year (or actual disposition of the Common Shares) between the fair market value of the Common Shares and the adjusted tax basis in the Common Shares.  Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years.  If the U.S. Holder makes the MTM election, distributions from the Company with respect to the Common Shares will be treated as if the Company is not a PFIC, except that the lower tax rate on dividends for U.S. Holder that are individuals would not be applicable.

In addition, special rules would apply to U.S. Holders of the Common Shares for any taxable year in which the Company is a PFIC and has one or more subsidiaries that is also a PFIC as to such U.S. Holder (a "Subsidiary PFIC").  In such case, U.S. Holders of the Common Shares generally would be deemed to own their proportionate interest in any Subsidiary PFIC and be subject to the PFIC rules with respect to such Subsidiary PFIC regardless of the percentage ownership of such U.S. Holders in the Company.  If a subsidiary of the Company is a PFIC and a U.S. Holder does not make a QEF election as to such subsidiary, as described above, the U.S. Holder could incur liability for the deferred tax and interest charge described above if the Subsidiary PFIC makes a distribution, or an interest in the Subsidiary PFIC is disposed of in whole or in part, or the U.S. Holder disposes of all or part of its Common Shares.  A QEF election must be made separately for each PFIC and thus a QEF election made with respect to the Company will not apply to any Subsidiary PFIC.  If a subsidiary of the Company is a PFIC, a QEF election for such subsidiary could accelerate the recognition of taxable income and may result in the recognition of ordinary income.  Additionally, a U.S. Holder of Common Shares that has made a MTM election for his Common Shares could be subject to the PFIC rules with respect to the income of a Subsidiary PFIC even though the value of the Subsidiary PFIC has already been subject to tax as a result of the MTM election.  A MTM election would not be permitted for a Subsidiary PFIC.

Due to the complexity of the PFIC, QEF and MTM elections rules, a U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the status of the Company and its subsidiaries as PFICs and the eligibility, manner and advisability of making a QEF election or a MTM election and how the PFIC rules may affect the U.S. federal income tax consequences of a U.S. Holder's acquisition, ownership and disposition of Modified Notes and Common Shares.

Contingent Value Right

The U.S. federal income tax treatment of the CVR is not clear.  Therefore, each U.S. Holder is urged consult with its own financial advisor, legal counsel, or accountant regarding the U.S. tax treatment of the CVR.  Set forth below is a summary of a couple potential ways in which future payments on a CVR, if any, could be treated for U.S. tax purposes.

                Future Payments on the CVR

Treatment as an Open Transaction. If the transaction is treated as an “open transaction,” a payment pursuant to a CVR to a U.S. Holder of a CVR should be treated as a payment for the sale or exchange of the Notes.  Depending on the treatment of the CVR, a portion of that payment could be treated as interest under either Section 483 of the Code (related to interest on deferred payments) or Sections 1271 - 1275 (related to imputed interest rules).  The portion of the payment pursuant to a CVR that is not treated as interest under the imputed interest rules will generally be treated as a payment with respect to the sale of the Notes, as discussed above.

Treatment as a Closed Transaction. If the transaction is treated as a “closed transaction,” there is no direct authority with respect to the tax treatment of holding and receiving payments with respect to property similar to the CVR. It is possible that payments received with respect to a CVR, up to the amount of the Holder’s adjusted tax basis in the CVR, may be treated as a non-taxable return of a United States Holder’s adjusted tax basis in the CVR, with any amount received in excess of basis treated as gain from the disposition of the CVR. Additionally, a portion of any payment received with respect to a CVR may constitute imputed interest or as ordinary income under the Section 483 Rules. If not treated as described above, payments with respect to a CVR may be treated as either (i) payments with respect to a sale of a capital asset, (ii) ordinary income or (iii) dividends.

                Sale, Exchange or Other Taxable Disposition of CVR

A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes on the sale, exchange or other taxable disposition of the CVR in an amount equal to the difference between the amount realized from such sale, exchange or other taxable disposition and the U.S. Holders’ adjusted tax basis in such CVR.  A loss should be treated as a capital loss and capital losses are subject to certain limitations.  The treatment of a gain is unclear since the Company is a PFIC.  Therefore, each U.S. Holder is urged to consult its own tax advisor regarding the U.S. tax treatment of any gain or loss on the sale, exchange or other taxable disposition of the CVR.

Information Reporting; Backup Withholding Tax

In general, interest payments, dividend payments, other taxable distributions on the Company’s Common Shares, proceeds from the disposition of Common Shares, Notes or Modified Notes, and other so-called “reportable payments” as defined by the Code paid by a U.S. paying agent or other U.S. intermediary to a non-corporate U.S. Holder may be subject to information reporting to the IRS and possible U.S. backup withholding (currently imposed at a rate of 28%). Backup withholding generally would not apply to a U.S. Holder that timely furnishes a correct taxpayer identification number and makes any other required certifications or if the U.S. Holder is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or a substitute Form W-9.

Amounts withheld as backup withholding may be credited against the U.S. Holder’s U.S. federal income tax liability. Additionally, a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding regime by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

The foregoing summary does not discuss all aspects of U.S. taxation that may be relevant to particular U.S. Holders in light of their particular circumstances and income tax situations.  U.S. Holders should consult their own financial advisors, legal counsels, or accountants as to the particular tax consequences to them of the Transactions, including the effect of any US federal, state, local, foreign or other tax laws.

9.             Certain Material Canadian Federal Income Tax Considerations.

                The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to a beneficial Holder in respect of the participation in the Offer.

                This This summary is based upon the current provisions of the Income Tax Act (Canada) and the regulations thereunder (the “Canadian Tax Act”), specific proposals to amend the Canadian Tax Act (the “Tax Proposals”) that have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed in this summary. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed in this summary.

                This summary is of a general nature only and is limited to Canadian federal income tax considerations.  This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular prospective purchaser are made. Accordingly, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of participating in the Offer, including the application and effect of other tax laws of any country, province, state or local tax authority.  This summary is addressed to current Holders and assumes a degree of familiarity with the Canadian federal income tax considerations currently applicable in respect of the Notes.

                For the purposes of the Canadian Tax Act all amounts arising in respect of the Notes, Common Shares or CVR must generally be translated into Canadian dollars based on the applicable noon day rate quoted by the Bank of Canada for the day on which the amounts arise or another rate of exchange that is acceptable to the Minister of National Revenue (Canada).

                Holders resident in Canada

                This portion of the summary is applicable only to a beneficial Holder who, at all relevant times, for the purposes of the Canadian Tax Act  (i) is resident in Canada; (ii) deals at arm’s length and is not affiliated with the Company; and (iii) holds Notes, Amended Notes and any Common Shares or CVRs acquired on conversion of such Notes or under the Offer as capital property (a “Resident Holder”). Any Notes, Amended Notes, Common Shares or CVRs will generally be considered to be capital property to a Resident Holder unless the Resident Holder holds such properties in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Resident Holders whose Notes or Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Canadian Tax Act to have the Notes, Amended Notes, Common Shares  and every other “Canadian security” (as defined in the Canadian Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Such an election would not apply to the CVRs. Holders should consult their own advisors in light of their own circumstances in determining whether the Notes, Amended Notes, Common Shares or CVRs will be capital property to them for purposes of the Canadian Tax Act, and the advisability of making an election under subsection 39(4) of the Canadian Tax Act.

                This summary is not applicable to a Resident Holder that is a “financial institution” (as defined in the Canadian Tax Act for purposes of the mark-to-market rules), a Resident Holder that is a “specified financial institution”, a Resident Holder an interest in which is a “tax shelter investment” (all as defined in the Canadian Tax Act) or a Resident Holder that has made an election to use a functional currency other than Canadian dollars for purposes of the Canadian Tax Act.  Such Resident Holders should consult their own tax advisors having regard to their particular circumstances.

                This summary does not address the Canadian federal income tax considerations that are relevant to a Resident Holder who makes a joint election with the Company under section 85 of the Canadian Tax Act in respect of the Offer.  Resident Holders who may wish to make such a joint election should consult their own tax advisors as to the advisability of, requirements for and consequences of making such a joint election, including without limiting the generality of the foregoing, the resulting proceeds of disposition of all or a portion of their Notes, the resulting cost of any Common Shares acquired and the impact of an election under section 85 of the Canadian Tax Act upon any election by the Resident Holder under subsection 39(4) of the Canadian Tax Act.

                Participation in Offer

                In connection with the participation in the Offer, the Company shall pay to each Holder the amount of accrued interest on the Notes held by such Holder.  In the case of a Resident Holder, the amount so received will be required to be included in income to the extent that the amount has not otherwise been included in the income of the Resident Holder for the taxation year or a previous taxation year.

                On participation in the Offer by a Resident Holder in respect of a particular Note, the Resident Holder will be considered to dispose of 70% of the Note for a combination of cash, Common Shares and a pro-rata portion of the CVR.  On such disposition, provided that the Resident Holder does not make a joint election with the Company under section 85 of the Canadian Tax Act in respect of such disposition, the Resident Holder’s proceeds of disposition will be equal to the amount of the cash received plus the fair market value of the Common Shares and interest in the CVR  so received. Because the amount to be received as a result of holding the CVR, if any, is uncertain, the fair market value thereof is unclear. Resident Holders will be required to value the CVR based on all available facts and circumstances.  Such valuation will not be binding on the CRA.

                The disposition of the 70% portion of the Note will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the portion of the Note disposed of,  determined immediately before the disposition.  Such capital gain or loss will be treated as described below under the subheading “Tax treatment of capital gains and losses”.

                The income tax considerations in respect of the acquisition of Common Shares and CVR under the Offer are discussed below under the subheadings “Acquisition of Common Shares” and “Acquisition of CVR”, respectively.

                On the participation by a Resident Holder in the Offer in respect of a particular Note, the remaining 30% of the Note will be amended and remain outstanding as an Amended Note.  Although the matter is not free from doubt, such amendment should not give rise to a disposition of such portion of the Note for Canadian income tax purposes and accordingly, the Canadian tax treatment of interest under such Amended Note, of the disposition of such Amended Note and of the conversion of such Amended Note to Common Shares should be the same as the current treatment of such items under the existing Notes.

                Tax treatment of capital gains and losses

                One-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year generally must be included in the Resident Holder’s income for that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year may generally be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Canadian Tax Act.

                Acquisition, holding and disposition of Common Shares

                Where a Resident Holder acquires Common Shares under the Offer, the cost to the Resident Holder of such Common Shares will be equal to their fair market value at the time the Common Shares are acquired, provided that the Resident Holder does not make a joint election with the Company under section 85 of the Canadian Tax Act in respect of the disposition of 70% of the Notes under the Offer.

                Where a Resident Holder acquires Common Shares on conversion of a Note pursuant to the conversion privilege, the Resident Holder will not be considered to realize a capital gain (or capital loss) on the conversion. The cost to the Resident Holder of the Common Shares acquired on the conversion will be equal to the Resident Holder’s adjusted cost base of the Note immediately before the conversion.  Under the current administrative practice of the CRA, a Resident Holder who receives cash not in excess of $200 in lieu of a fraction of a common share upon conversion of a note may either treat this amount as proceeds of disposition of a portion of a note (thereby realizing a capital gain or capital loss) or alternatively may reduce the adjusted cost base of the Common Shares received on the conversion by the amount of the cash received.

                The adjusted cost base to the Resident Holder of any Common Shares acquired on the conversion  or under the Offer will be determined by averaging the cost of the Common Shares so acquired with the adjusted cost base of all other Common Shares held by such Resident Holder as capital property.

                A Resident Holder who disposes of or is deemed to have disposed of a Common Share will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Share exceed (or are exceeded by) the aggregate of the adjusted cost base of such Common Share and any reasonable costs of disposition. In certain circumstances, the amount of any resulting capital loss must be reduced to the extent of any dividends or deemed dividends received by the Resident Holder on the Common Share, to the extent and under the circumstances set forth in the detailed provisions of the Canadian Tax Act. Any such capital gain or capital loss will be subject to the tax treatment described above under the subheading “Tax treatment of capital gains and losses”.

                Dividends (including deemed dividends) received on Common Shares by a Resident Holder who is an individual (and certain trusts) will be included in income and be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations. An enhanced dividend tax credit will be available in respect of “eligible dividends” (as defined in the Canadian Tax Act) paid by the Company.

                Acquisition, holding and disposition of CVR

                Where a Resident Holder acquires an interest in the CVR under the Offer, the adjusted cost base to the Resident Holder of such interest will be equal to its fair market value at the time such interest is so acquired.

                A Resident Holder who disposes of or is deemed to have disposed of a CVR should realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds received therefor, exceed (or are exceeded by) the aggregate of the adjusted cost base of the interest in the CVR to the Resident Holder and any reasonable costs of disposition. A Resident Holder who receives an interim payment under a CVR should realize a capital gain (or capital loss) to the extent that the amount of the payment exceeds (or is less than) the attributable portion of the adjusted cost base of the CVR to the Resident Holder. Any such capital gain or capital loss will be subject to the tax treatment described above under the subheading “Tax treatment of capital gains and losses”

                Holders not resident in Canada

                This portion of the summary is applicable to a beneficial Holder who, at all relevant times for purposes of the Canadian Tax Act, (i) is not resident or deemed to be resident in Canada, (ii) deals at arm’s length with the Company and with any resident of Canada (or deemed resident of Canada) to whom the Holder disposes of the Notes or Amended Notes, (iii) holds Notes and any Common Shares, Amended Notes or CVR acquired on a conversion of such Notes or under the Offer as capital property and (iv) does not use or hold, and is not deemed to use or hold such properties in the course of carrying on, or otherwise in connection with, a business in Canada, and (v) is neither a “specified shareholder”, as defined for the purposes of the thin-capitalization rules contained in subsection 18(4) of  the Canadian Tax Act, of the Company nor a person that does not deal at arm’s length with such  a “specified shareholder” of the Company  (a “Non-Resident Holder”). Any Notes, Amended Notes, Common Shares or CVRs will generally be considered to be capital property to a Non-Resident Holder unless the Non-Resident Holder holds such properties in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Except as expressly provided, this summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, tax exempt entities, insurers, and financial institutions.

                Participation in Offer

                In connection with the participation in the Offer, the Company shall pay to each Holder the amount of the accrued interest on the Notes held by such Holder.  No non-resident withholding tax or other Canadian income tax will apply to the payment of such interest to a Non-Resident Holder provided that such payment is made before the other steps in the Offer occur.

                On participation in the Offer by a Non-Resident Holder in respect of a particular Note, the Non-Resident Holder will be considered to dispose of 70% of the Note for a combination of cash, Common Shares and a pro-rata portion of the CVR.  A Non-Resident Holder will not be subject to any non-resident withholding tax in respect of such disposition and, provided that the Notes do not constitute “taxable Canadian property”  for the purposes of the Canadian Tax Act, will not be subject to any other Canadian federal income tax in respect of such disposition. For this purpose, provided that Common Shares are listed on a "designated stock exchange" (which currently includes the TSX), the Notes held by a particular Non-Resident Holder generally will not constitute taxable Canadian property unless at any time during the 60-month period immediately preceding the disposition of the Notes (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of the Company's capital stock; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from certain resource properties, timber resource properties or real or immovable properties situated in Canada (or a combination thereof).  By reason of the Canada United States Income Tax Convention (the "Convention"), even if a Note constitutes taxable Canadian property to a particular Non-Resident Holder that is entitled to the full benefits of the Convention, no tax will generally be payable under the Canadian Tax Act on a capital gain realized on the disposition of such Note by such Non-Resident Holder.

                On participation by a Non-Resident Holder in the Offer in respect of a particular Note, the remaining 30% of the Note will be amended and remain outstanding as an Amended Note.  Although the matter is not free from doubt, such amendment should not give rise to a disposition of such portion of the Note for Canadian income tax purposes and accordingly, the Canadian tax treatment of interest thereunder and of the disposition (other than on conversion) or the conversion of such Amended Note to Common Shares should be the same as the current treatment of such items under the existing Notes.  As a result, the Non-Resident Holder should not be subject to any non-resident withholding tax or to any other Canadian federal income tax in respect of such interest, disposition (other than on conversion) or conversion,  provided in the case of a disposition (other than on conversion) that the Amended Note is not “taxable Canadian property” as discussed in the preceding paragraph.

                Acquisition, holding and disposition of Common Shares

                Dividends on Common Shares paid or credited to a Non-Resident Holder by the Company are subject to Canadian non-resident withholding tax at the rate of 25%, subject to a reduction of such rate under an applicable income tax convention. Where the Non-Resident Holder is a resident of the United States and is entitled to the full benefits of the Convention, the rate of withholding tax on such dividends is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a Non-Resident Holder that is a corporation beneficially owning at least 10% of the Company’s voting shares). Under the Convention, dividends paid by the Company to certain religious, scientific, charitable, certain other tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, the Company will not be required to withhold such tax from dividends paid to such organizations. If qualifying organizations fail to follow the required administrative procedures, the Company will be required to withhold tax and the organizations will have to file with the CRA a claim for refund to recover amounts withheld.

                A Non-Resident Holder will generally not be subject to tax under the Canadian Tax Act in respect of a capital gain realized on the disposition of a Common Share unless the Common Share constitutes “taxable Canadian property” as defined in the Canadian Tax Act at the time of the disposition. A Common Share that is listed on a designated stock exchange (which currently includes the TSX) will generally not be taxable Canadian property to a Non-Resident Holder unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of the Company’s capital stock and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from certain resource properties, timber resource properties or real or immovable properties situated in Canada (or a combination thereof).  In addition, in certain circumstances set out in the Canadian Tax Act, Common Shares could be deemed to be taxable Canadian property.  By reason of the Convention, even if a Common Share constitutes taxable Canadian property to a particular Non-Resident Holder that is entitled to the benefits of the Convention, no tax will generally be payable under the Canadian Tax Act on a capital gain realized on the disposition of such Common Share by such Non-Resident Holder, provided the value of such Common Share at the time of disposition is not derived principally from “real property situated in Canada” as defined in the Convention.

                Acquisition, holding and disposition of CVR

                A CVR will not constitute taxable Canadian property for the purposes of the Canadian Tax Act.  A Non-Resident Holder will generally not be subject to non-resident withholding tax or other Canadian federal income tax in respect of any payments under the CVR or in respect of any gain or loss arising on the disposition of a CVR.

10.          Additional Information.  GR is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC.  Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, Washington D.C. 20549.  Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov. Also, the Company files reports and other announcements with the Canadian securities regulatory agencies, which can be viewed on-line at www.sedar.com.

GR has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e)(4) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Offer.  The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below contain important information about GR and its financial condition.

•              GR’s annual report on Form 10-K for its fiscal year ended December 31, 2012;

•              GR’s reports on Form 6-K filed on May 30, 2012,  May 31, 2012, June 4, 2012, June 29, 2012, July 5, 2012 and August 28, 2012;

•              All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•              All documents required to be filed with the SEC by GR pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Offer; and

•              The description of Capital Stock set forth in the Registration Statement on Form F-10 (File No. 333-142655) filed on May 7, 2007 including any amendment or report filed with the SEC for the purpose of updating such description.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

11.          No Solicitations.  GR has not employed any persons to make solicitations or recommendations in connection with the Offer.

12.          Definitions.  All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

13.          Conflicts.  In the event of any conflict between this Offer and the accompanying Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

14.          Certain Securities Law Considerations.

Certain U.S. Securities Law Considerations

All of the outstanding Notes and the common shares into which the Notes  may be converted or used by the Company to satisfy the Notes were registered with the SEC are now freely tradable under the Securities Act by persons who are not our affiliates and who have not (directly or indirectly) acquired their securities from any of our affiliates in the past six months. The modification of the Notes and the issuance of Common Shares to the Other Holders upon participation in the Offer is intended to be exempt from registration pursuant to Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. When securities are exchanged for other securities of an issuer under Section 3(a)(9), the securities received assume, in essence, the character of the exchanged securities for purposes of the Securities Act. Thus, we anticipate that the Common Shares issued to the Other Holders in connection with the Offer will be freely tradable under the Securities Act by any person who is not an affiliate of ours and who has not (directly or indirectly) acquired the Common Stock (or the Notes restructured pursuant to the Offer) from any of our affiliates in the past six months. The Company has agreed to prepare and file with the SEC a registration statement providing for the resale from time to time by the holders of the following Securities: (i) the Offer Shares, (ii) any Common Shares to be issued pursuant to the Contingent Value Rights, (iii) any Common Shares to be received upon redemption of the existing Notes in accordance with Section 2, (iv) the Modified Notes, and (v) any Common Shares issuable upon conversion of the Modified Notes.

Certain Canadian Securities Law Considerations

The Common Shares, Modified Notes and Contingent Value Rights to be issued to Holders resident in Canada will be issued pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws and will be freely tradeable in Canada subject to restrictions applicable to Holders who are “control persons” in respect of the Company pursuant to such laws.

None of GR or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Notes pursuant to this Offer.  Each Holder must make his, her or its own decision whether to surrender his, her or its Notes pursuant to this Offer and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

GOLD RESERVE INC.

September 18, 2012, as amended October 29, 2012

ANNEX A

BOARDS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of GR’s board of directors and executive officers.

Name	Position Held
Rockne J. Timm	Chief Executive Officer and Director
A. Douglas Belanger	President and Director
Robert A. McGuinness	Vice President Finance and Chief Financial Officer
Mary E. Smith	Vice President Administration and Secretary
James P. Geyer	Director
James H. Coleman	Q.C., Director
Patrick D. McChesney	Director
Chris D. Mikkelsen	Director
Jean Charles Potvin	Director

A-1

Exhibit (a)(1)(B)

GOLD RESERVE INC.

Letter of Transmittal

ELECTION TO ACCEPT OFFER

Shares of our Common Stock, Modified Notes, Contingent Value Rights and Cash

for any and all of our issued and outstanding

5.50% Convertible Notes Due 2022

(CUSIP No. 38068N AB4)

Pursuant to the Notice of Offer dated September 18, 2012, as amended October 29, 2012

THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 5, 2012, UNLESS EXTENDED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DATE”). HOLDERS MUST VALIDLY TENDER THEIR NOTES PRIOR TO THE EXPIRATION DATE TO BE ELIGIBLE TO RECEIVE THE OFFER CONSIDERATION. TENDERS OF NOTES MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE.

The Agent for the Offer is:

U.S. Bank National Association

By Registered or Certified Mail, Hand, Overnight Courier or

by Facsimile Transmission (for Eligible Institutions only)

U.S. Bank National Association

West Side Flats Operations Center

Attn.:  William Diaz

60 Livingston Avenue

Mail Station - EP-MN-WS2N

St. Paul, MN 55107-2292

Phone:  (651) 466-7150

Fax:       (651) 466-7372

Delivery of this Letter of Transmittal (this “Letter of Transmittal”) to an address other than as set forth above, or transmission of instructions via a fax number other than as listed above, will not constitute a valid delivery. The method of delivery of this Letter of Transmittal, Notes and all other required documents to the Agent, including delivery through DTC and any acceptance or Agent’s Message delivered through ATOP (as defined below), is at the election and risk of Holders. Holders that tender through ATOP must also separately send fully executed original letters of transmittal directly to the agent for the Offer, U.S. Bank National Association, West Side Flats Operations Center, Attn: Lori Buckles, 60 Livingston Avenue, Mail Station – EP-MN-WS2N, St. Paul, MN 55107-2292.

Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Notice of Offer dated September 18, 2012, as amended October 29, 2012 (as the same may be amended or supplemented from time to time, the “Offer”) of Gold Reserve Inc., a corporation organized under the laws of Yukon, Canada (the “Company”).

All of the Notes are currently held in book-entry form through the facilities of The Depository Trust Company (“DTC”), whose nominee is the record owner of the Notes on the Company’s records. This Letter of Transmittal may be used by any record owner of Notes to tender those Notes for the Offer Consideration. It may also be used by any DTC participant that has Notes credited to its DTC account to tender those Notes for the Offer Consideration. However, DTC participants may tender their Notes through DTC’s Automated Tender Offer Program (“ATOP”); however, Holders that tender through ATOP must also separately send fully executed original letters of transmittal directly to the agent for the Offer, U.S. Bank National Association, West Side Flats Operations Center, Attn: Lori Buckles, 60 Livingston Avenue, Mail Station – EP-MN-WS2N, St. Paul, MN 55107-2292.  Persons who hold interests in Notes but are not the record owners of the Notes (other than DTC participants) must cause the DTC participant through which they hold their interest (directly or indirectly through brokers, banks or others) to execute the tender on their behalf.

Solely for the purposes of this Letter of Transmittal, we refer to any person who is listed as the record owner of Notes on the Company’s records, as well as any DTC participant that has Notes credited to its DTC account, as the “Holder” of those Notes. We refer to any person listed as the record owner of Notes on the Company’s records as the “Registered Holder” of those Notes.

Holders that tender through ATOP must also separately send fully executed original letters of transmittal directly to the agent for the Offer, U.S. Bank National Association, West Side Flats Operations Center, Attn: Lori Buckles, 60 Livingston Avenue, Mail Station – EP-MN-WS2N, St. Paul, MN 55107-2292.  A DTC participant who tenders Notes through ATOP will be deemed to be bound by the terms of the Offer and this Letter of Transmittal with respect to Notes so tendered and accepted.

TENDER OF NOTES

☐ CHECK HERE IF CERTIFICATES REPRESENTING TENDERED NOTES ARE ENCLOSED HEREWITH.

☐ CHECK HERE IF TENDERED NOTES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE EXCHANGE AGENT WITH DTC AND COMPLETE THE FOLLOWING:

Name of Tendering Institution:

DTC Account Number:

Transaction Code Number:

Date Tendered:

List below the Notes to which this Letter of Transmittal relates. If the space provided below is inadequate, list the information requested on a separately executed schedule and affix the schedule to this Letter of Transmittal. Tenders of Notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.  No alternative, conditional or contingent tenders will be accepted.  Holders that tender through ATOP must also separately send fully executed original letters of transmittal directly to the agent for the Offer, U.S. Bank National Association, West Side Flats Operations Center, Attn: Lori Buckles, 60 Livingston Avenue, Mail Station – EP-MN-WS2N, St. Paul, MN 55107-2292.

DESCRIPTION OF NOTES TENDERED
5.50% Convertible Notes due 2022 (CUSIP No. 38068N AB4)

Name(s) and Address(es) of Registered Holder(s) or Name of DTC Participant and Participant’s DTC Account Number in which Notes are Held (Please fill in, if blank)	Certificate Number(s)*	Aggregate Principal Amount Represented	Principal Amount Tendered**

*       Need not be completed by Holders tendering by book-entry transfer.

**     Unless otherwise specified, it will be assumed that the entire aggregate principal amount represented by the Notes described above is being tendered. Only Holders may validly tender their Notes pursuant to the offer.

If not already printed above, the name(s) and address(es) of the Registered Holder(s) should be printed exactly as they appear on the certificate(s) representing Notes tendered hereby or, if tendered by a participant in DTC, exactly as such participant’s name appears on a security position listing as the owner of the Notes.

No offer to exchange is being made to, nor will tenders of Notes be accepted from or on behalf of, persons in any jurisdiction in which the making or acceptance of any offer to exchange would not be in compliance of the laws of such jurisdiction.

NOTE: SIGNATURES MUST BE PROVIDED BELOW.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

The undersigned hereby tenders to Gold Reserve Inc., a corporation organized under the laws of Yukon, Canada, upon the terms and subject to the conditions set forth in this Letter of Transmittal and the Offer (collectively, the “Offer Documents”), receipt of which is hereby acknowledged, the principal amount or amounts of Notes indicated in the table above entitled “Description of Notes Tendered” under the column heading “Principal Amount Tendered” (or, if nothing is indicated therein, with respect to the entire aggregate principal amount represented by the Notes described in such table). The undersigned represents and warrants that the undersigned has the Offer Documents and agrees to all of the terms and conditions herein and in the Offer Documents.

The undersigned agrees and acknowledges that, by the execution and delivery of this Letter of Transmittal (or agreeing to the terms of this Letter of Transmittal pursuant to an Agent’s Message), the undersigned accepts the Offer with respect to the Notes being tendered hereby.

The undersigned understands that tenders of Notes pursuant to the procedures described in the Offer and in this Letter of Transmittal (including the accompanying instructions) will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions described in the Offer and this Letter of Transmittal. The undersigned represents and warrants that the undersigned has full power and authority to surrender and deliver to you the above-listed Notes, to tender, sell and assign the Notes being tendered pursuant hereto, and generally to enter into the agreement described above (and to act pursuant hereto), in each case without restriction and on behalf of the undersigned, the Registered Holder (if not the undersigned) and all other persons, if any, who have an interest in such Notes. The undersigned hereby represents and warrants that, in addition to itself, this Letter of Transmittal and the agreement described above is binding upon the Registered Holder (if not the undersigned) and all such other persons, without restriction. The undersigned shall, upon request, execute and deliver any additional documents necessary or desirable to complete the surrender of such Notes.

The undersigned further represents and warrants that, when the Company accepts the Notes tendered hereby for the Offer Consideration, it will acquire good and marketable title to the Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim.

The undersigned hereby irrevocably constitutes and appoints the Agent as the undersigned’s true and lawful agent and attorney-in-fact, with full power of substitution, such power of attorney being deemed to be an irrevocable power coupled with an interest, to deliver to the Company the above-described Notes (together with all accompanying evidence of authenticity), against receipt by the Agent (as agent of the undersigned) of certificates representing that number of shares of Common Stock, Modified Notes and cash that the undersigned is entitled to receive for such Notes pursuant to the Offer. The Company shall be responsible for the issuance and delivery of the certificate representing the Contingent Value Rights to the undersigned.  All authority conferred or agreed to be conferred herein shall survive the death or incapacity of the undersigned and all obligations of the undersigned shall be binding upon the successors, heirs, executors, administrators, legal representatives and assigns of the undersigned.

The undersigned understands that tenders of Notes pursuant to any one of the procedures described in the Offer and in the instructions hereto will constitute an agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer. Subject to, and effective upon, the acceptance of the Notes tendered hereby, by executing and delivering this Letter of Transmittal (or agreeing to the terms of this Letter of Transmittal pursuant to an Agent’s Message) the undersigned (without limiting the foregoing): (i) irrevocably sells, assigns, and transfers to or upon the order of the Company all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the undersigned’s status as a holder of the Note(s) tendered thereby; (ii) waives any and all rights with respect to the Notes tendered; (iii) releases and discharges the Company from any and all claims such holder may have, now or in the future, arising out of or related to the Notes; and (iv) consents to the termination of the Covenant as provided above.

The undersigned recognizes that, under certain circumstances set forth in the Offer, the Company may terminate or amend the Offer or may postpone the acceptance of Notes tendered, and may not be required to accept any of the Notes tendered hereby other than in accordance with the terms and conditions of the Offer.

The undersigned understands that a valid tender of the Notes is not made in acceptable form and risk of loss therefore does not pass until receipt by the Agent of this Letter of Transmittal (or an Agent’s Message in lieu thereof), duly completed, dated and signed, together with all accompanying evidences of authority and any other required documents and signature guarantees in form satisfactory to the Company (which may delegate power in whole or in part to the Agent). All questions as to validity, form and eligibility of any tender of the Notes hereunder (including time of receipt) and acceptance of tenders and withdrawals of the Notes will be determined by the Company in its sole judgment (which may delegate power in whole or in part to the Agent).

Unless otherwise indicated under “Special Exchange Instructions,” please issue shares of Common Stock the Modified Notes, and a check for any cash premium, accrued interest and payments in lieu of fractional shares, and direct the Company to issue the Contingent Value Rights, all in the name(s) of the Registered Holder (for credit to the DTC account of the undersigned DTC participant, if applicable) specified in the table above. Similarly, unless otherwise indicated under “Special Delivery Instructions,” please mail the certificates representing shares of Common Stock,  the Modified Notes and issue and a check for any cash premium, accrued interest and payments in lieu of fractional shares (and accompanying documents, as appropriate), and cause the Company to mail the Contingent Value Rights, to the undersigned at the address shown below the undersigned’s signature(s). In the event that both the “Special Exchange Instructions” and the “Special Delivery Instructions” are completed, please issue certificates representing shares of Common Stock and any untendered Notes and a check for any cash premium, accrued interest and payments in lieu of fractional shares in the name(s) of, and forward certificates representing shares of Common Stock and any untendered Notes and such check to, the person(s) so indicated.

Your bank or broker can assist you in completing this form. The instructions included with this Letter of Transmittal must be followed. Questions and requests for assistance or for additional copies of the Offer and this Letter of Transmittal may be directed to the information agent, whose address and telephone number appears on the final page of this Letter of Transmittal. See Instruction 9 below.

SPECIAL EXCHANGE INSTRUCTIONS

To be completed ONLY if certificates for shares of Common Stock, the Modified Notes, the Contingent Value Rights and the check for any cash premium, accrued interest and cash in lieu of fractional shares, are to be issued in the name of someone other than the Registered Holder or, in the case of such check, the undersigned.

SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if certificates for shares of Common Stock the Modified Notes, the Contingent Value Rights and the check for any cash premium, accrued interest and cash in lieu of fractional shares, are to be sent to someone other than the undersigned or to the undersigned at an address other than that shown above.

Issue Certificate(s) to:		Mail Certificate(s) to:

Name:		Name:
	(PLEASE PRINT)		(PLEASE PRINT)

Address:		Address:
	(INCLUDE ZIP CODE)		(INCLUDE ZIP CODE)

(TAX IDENTIFICATION OR SOCIAL SECURITY NO.)

(SEE SUBSTITUTE FORM W-9 BELOW OR FORM W-8, AS APPLICABLE)

PLEASE COMPLETE AND SIGN BELOW

(This page is to be completed and signed by all tendering Holders)

By completing, executing and delivering this Letter of Transmittal, the undersigned hereby tenders the principal amount of the Notes listed in the box above labeled “Description of Notes Tendered” under the column heading “Principal Amount Tendered” (or, if nothing is indicated therein, with respect to the entire aggregate principal amount represented by the Notes described in such box).

Signature(s):

(Must be signed by the Registered Holder(s) exactly as the name(s) appear(s) on certificate(s) representing the tendered Notes or, if the Notes are tendered by a participant in DTC, exactly as such participant’s name appears on a security position listing as the owner of such Notes. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please set forth the full title and see Instruction 2.)

Dated:

Name(s):

(Please Print)

Capacity (Full Title):

Address:

(Including Zip Code)

Area Code and Telephone Number:

Tax Identification or Social Security Number:

(REMEMBER TO COMPLETE ACCOMPANYING SUBSTITUTE FORM W-9)

MEDALLION SIGNATURE GUARANTEE

(ONLY IF REQUIRED—SEE INSTRUCTIONS 1 AND 2)

Authorized Signature of Guarantor:

Name of Firm:

Address:

Area Code and Telephone Number:

[Place Seal Here]

INSTRUCTIONS

FORMING PART OF THE OFFER

1. LETTER OF TRANSMITTAL. This Letter of Transmittal is being provided to you to effect the tender of Notes for shares of Common Stock, Contingent Value Rights and the payment of cash, and acceptance of the Offer.

2. SIGNATURES. (a) All signatures must correspond exactly with the way your name is written on the Note certificate(s) without alteration, variation or any change whatsoever (unless you are a DTC participant).

(b) If this Letter of Transmittal is signed by a participant in DTC whose name is shown on a security position listing as the owner of the Notes tendered hereby, the signature must correspond with the name shown on the security position listing as the owner of such Notes.

(c) If the Note(s) surrendered with this Letter of Transmittal is (are) owned of record by two or more joint owners, all such owners must sign this letter of transmittal.

(d) If your Note(s) are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Notes.

(e) If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity and such person is not the registered holder of the Note(s), such person must indicate their capacity when signing this Letter of Transmittal and must submit proper evidence of his or her authority to act.

3. SIGNATURE GUARANTEE. Each signature on this Letter of Transmittal or any notice of withdrawal, as the case may be, must be guaranteed unless the Notes surrendered for exchange pursuant hereto are tendered (i) by the Registered Holder of the Notes who has not completed either the box entitled “Special Exchange Instructions” or the box entitled “Special Delivery Instructions” in this Letter of Transmittal, or (ii) for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, each known as an eligible institution. In the event that a signature on this Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by an eligible institution. If the Holder is a person other than the signer of this Letter of Transmittal, see Instruction 6 below.

4. DESCRIPTION OF NOTES TENDERED. Please review and, if required, make any corrections to, the form entitled “Description of Notes Tendered” which sets forth the Notes which are to be delivered to the Agent with this Letter of Transmittal upon your acceptance of the Offer.

5. INADEQUATE SPACE. If the space provided is inadequate, the numbers of the Note certificate(s) delivered for exchange should be listed on a separate signed schedule and attached hereto.

6. ENDORSEMENTS. Unless this Letter of Transmittal is signed by the Registered Holder(s) of the Notes tendered hereby (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes), such Notes must be endorsed or accompanied by appropriate instruments of transfer, and be accompanied by a duly completed proxy entitling the signer to tender such Notes on behalf of such Registered Holder(s) (or such participant), and each such endorsement, instrument of transfer or proxy must be signed exactly as the name or names of the Registered Holder(s) appear on the Notes (or as the name of such participant appears on a security position listing as the owner of such Notes); signatures on each such endorsement, Instrument of transfer or proxy must be guaranteed by an eligible institution.

7. PARTIAL TENDERS (NOT APPLICABLE TO HOLDERS OF THE NOTES WHO TENDER BY BOOK-ENTRY TRANSFER). If fewer than all the Notes represented by any Note certificate delivered to the Exchange

Agent are to be tendered, fill in the number of Notes that are to be tendered in the box entitled “Principal Amount Tendered.” In such case, a new Note certificate for the remainder of the Notes represented by the old Note certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the “Special Exchange Instructions” or “Special Delivery Instructions” boxes on this Letter of Transmittal, as promptly as practicable following the expiration or termination of the Offer. All Notes represented by Note certificates delivered to the Agent will be deemed to have been tendered unless otherwise indicated.

8. SPECIAL DELIVERY INSTRUCTIONS. Unless instructions to the contrary are given in the Special Delivery Instructions on this letter of transmittal, certificates for shares of Common Stock issued pursuant to this Letter of Transmittal, together with the Modified Notes, the Contingent Value Rights and a check for any cash premium, accrued interest and cash in lieu of fractional shares, will be mailed to the Holder.

9. ADDITIONAL COPIES. Additional copies of this Letter of Transmittal may be obtained from, and all inquires with respect to the surrender of the Notes should be made directly to the Company, at its address and telephone numbers listed on the back of this Letter of Transmittal.

10. BACKUP WITHHOLDING. U.S. INTERNAL REVENUE SERVICE CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS DOCUMENT OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE U.S. INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Federal income tax law imposes “backup withholding” unless a surrendering U.S. holder, and, if applicable, each other payee, has provided such holder’s or payee’s correct taxpayer identification number (“TIN”) which, in the case of a holder or payee who is an individual, is his or her social security number, and certain other information, or otherwise establishes a basis for exemption from backup withholding. Completion of the attached Substitute Form W-9 should be used for this purpose. If the Agent (or other withholding agent, as applicable) is not provided the correct TN, the holder or payee may be subject to a $50 penalty imposed by the Internal Revenue Service (the “IRS”). Exempt holders and payees (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and information reporting requirements, provided that they properly demonstrate their eligibility for exemption. Exempt U.S. holders should furnish their TIN, check the exemption in Part 2 of the attached Substitute Form W-9, and sign, date and return the Substitute Form W-9 to the Agent. In order for a non-U.S. holder to qualify as an exempt recipient, that non-U.S. holder should submit a properly completed IRS Form W-8, as applicable (which are available from the Agent) signed under penalties of perjury, attesting to that non-U.S. holder’s foreign status.

In addition to penalties, failure to provide the Agent (or other withholding agent, as applicable) with the correct information or an adequate basis for an exemption from backup withholding may result in backup withholding at a current rate of 28% (or such other rate specified by the Internal Revenue Code of 1986, as amended (the “Code”)) on payments paid to the holder or other payee pursuant to the Offer. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS on a timely basis.

A U.S. holder (or other payee) should write “Applied For” in the space for the TIN provided on the attached Substitute Form W-9 and must also complete the attached “Certificate of Awaiting Taxpayer Identification Number” if such U.S. holder (or other payee) has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the Agent is not provided with a TIN by the time of payment, the Agent may backup withhold 28% on payments made pursuant to the offer. A U.S. holder who writes “Applied For” in the space in Part 1 in lieu of furnishing his or her TIN should furnish the Agent with such holder’s TIN as soon as it is received.

For further information concerning backup withholding and instructions for completing the Substitute Form W-9 (including how to obtain a TIN if you do not have one and how to complete the Substitute Form W-9 if the Notes are held in more than one name), consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

11. DELIVERY OF THIS LETTER OF TRANSMITTAL AND CERTIFICATES FOR NOTES OR BOOK-ENTRY CONFIRMATIONS. The method of delivery of Notes, Letters of Transmittal and all other required documents is at the election and risk of the Holder. If delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. Instead of delivery by mail, it is recommended that the Holder use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery.

12. MUTILATED, LOST, STOLEN OR DESTROYED CERTIFICATES FOR NOTES. Any Holder whose certificates for Notes have been mutilated, lost, stolen or destroyed should contact the Agent at the address or telephone number set forth on the back cover of this Letter of Transmittal to receive information about the procedures for obtaining replacement certificates for Notes.

PAYER’S NAME: [                              ]

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (“TIN”) and Certification

Name (as shown on your income tax return)

_______________________________________________________________________

Business Name, if different from above

_______________________________________________________________________

Check appropriate box:

☐ Individual/Sole proprietor        ☐ Corporation        ☐ Partnership         ☐ Other

Address

_______________________________________________________________________

City, state, and ZIP code

_______________________________________________________________________

	Part 1 — Taxpayer Identification Number — Please provide your TIN in the box at right and certify by signing and dating below. If awaiting TIN, write “Applied For.”	Social Security Number OR Employer Identification Number
PART 2 — For Payees Exempt from Backup Withholding — Check the box if you are NOT subject to backup withholding ☐

PART 3 — Certification — Under penalties of perjury, I certify that:

(1)    The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

(2)    I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3)    I am a U.S. citizen or a U.S. person (defined below).

Certification Instructions. — You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. However, if after being notified by the IRS stating that you were subject to backup withholding you received another notification from the IRS stating you are no longer subject to backup withholding, do not cross out item 2.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding. SIGNATURE DATE

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 28% of all reportable payments made to me will be withheld.

Signature	Date , 2012

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines For Determining the Proper Identification Number to Give the Payer – Social Security Numbers (“SSNs”) have nine digits separated by two hyphens: i.e., 000-00-0000. Employer Identification Numbers (“EINs”) have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “section” references are to the Code.

For this type of account:	GIVE THE NAME AND SOCIAL SECURITY NUMBER or EMPLOYER IDENTIFICATION NUMBER of —	For this type of account:	GIVE THE NAME AND EMPLOYER IDENTIFICATION NUMBER of —

1. Individual	The individual	7. A valid trust, estate, or pension trust	Legal entity (4)

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)	8. Corporation or LLC electing corporate status on Form 8832	The corporation

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)	9. Association, club, religious, charitable, educational or other tax-exempt organization	The organization

4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee (1)	10. Partnership or multi-member LLC	The partnership or LLC
b. So-called trust account that is not a legal or valid trust under state law	The actual owner (1)	11. A broker or registered nominee	The broker or nominee

5. Sole proprietorship or single-owner LLC	The owner (3)	12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

6. Disregarded entity not owned by an individual	The owner

(1)	List first and circle the name of the person whose SSN you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s SSN.

(3)

You must show your individual name and you may also enter your business or “doing business as” name. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the Internal Revenue Service encourages you to use your SSN.

(4)

List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the Taxpayer Identification Number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

NOTE: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Purpose of Form

A person who is required to file an information return with the Internal Revenue Service (the “IRS”) must get your correct Taxpayer Identification Number (“TIN”) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an individual retirement account. Use Substitute Form W-9 only if you are a U.S. person (including a resident alien), to give your correct TIN to the requester (the person requesting your TIN) and, when applicable, (1) to certify the TIN you are giving is correct (or you are waiting for a number to be issued), (2) to certify you are not subject to backup withholding, or (3) to claim exemption from backup withholding if you are a exempt payee. The TIN provided must match the name given on the Substitute Form W-9. For federal tax purposes, you are considered a U.S. person if you are: (1) an individual who is a U.S. citizen or U.S. resident alien, (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, (3) an estate (other than a foreign estate), or (4) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

How to Get a TIN

If you do not have a TIN, apply for one immediately. To apply for an SSN, obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form on-line at www.ssa.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses  and clicking on Employer ID Numbers under Related Topics. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS web site at www.irs.gov.

If you do not have a TIN, write “Applied For” in Part 1, sign and date the form, and give it to the payer. For interest and dividend payments and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the payer. If the payer does not receive your TIN within 60 days, backup withholding, if applicable, will begin and continue until you furnish your TIN.

Note: Writing “Applied For” on the form means that you have already applied for a TIN OR that you intend to apply for one soon. As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form, and give it to the payer.

CAUTION: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Payees Exempt from Backup Withholding

Individuals (including sole proprietors) are NOT exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note: If you are exempt from backup withholding, you should still complete Substitute Form W-9 to avoid possible erroneous backup withholding. If you are exempt, enter your correct TIN in Part 1, check the “Exempt” box in Part 2, and sign and date the form. If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8, Certificate of Foreign Status.

The following is a list of payees that may be exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except for those listed in item (9). For broker transactions, payees listed in (1) through (13) and any person registered under the Investment Advisers Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7). However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: (i) medical and health care payments, (ii) attorneys’ fees, and (iii) payments for services paid by a federal executive agency. Only payees described in items (1) through (5) are exempt from backup withholding for barter exchange transactions and patronage dividends.

(1)

An organization exempt from tax under section 501(a), or an individual retirement plan (“IRA”), or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).

(2)	The United States or any of its agencies or instrumentalities.

(3)	A state, the District of Columbia, a possession of the United States, or any of their subdivisions or instrumentalities.

(4)	A foreign government, a political subdivision of a foreign government, or any of their agencies or instrumentalities.

(5)	An international organization or any of its agencies or instrumentalities.

(6)	A corporation.

(7)	A foreign central bank of issue.

(8)	A dealer in securities or commodities registered in the United States, the District of Columbia, or a possession of the United States.

(9)	A futures commission merchant registered with the Commodity Futures Trading Commission.

(10)	A real estate investment trust.

(11)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12)	A common trust fund operated by a bank under section 584(a).

(13)	A financial institution.

(14)	A middleman known in the investment community as a nominee or custodian.

(15)	An exempt charitable remainder trust, or a non-exempt trust described in section 4947.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE “EXEMPT” BOX IN PART 2 ON THE FACE OF THE FORM IN THE SPACE PROVIDED, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Certain payments that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N, and their regulations.

Privacy Act Notice. Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to federal and state agencies to enforce federal nontax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to a payer. The penalties described below may also apply.

Penalties

Failure to Furnish TIN. If you fail to furnish your correct TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the payer discloses or uses TINs in violation of federal law, the payer may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

In order to tender, a Holder should send or deliver a properly completed and signed Letter of Transmittal, certificates for Notes and any other required documents to the Agent at the address set forth below or tender pursuant to DTC’s Automated Tender Offer Program.

The Agent for the Offer is:

U.S. Bank National Association

West Side Flats Operations Center

Attn.:  William Diaz

60 Livingston Avenue

Mail Station - EP-MN-WS2N

St. Paul, MN 55107-2292

Phone:  (651) 466-7150

Fax:       (651) 466-7372

Any questions or requests for assistance or for additional copies of the Offer or this Letter of Transmittal may be directed to the Company at the address, email address and telephone numbers set forth below. A Holder may also contact such Holder’s broker, dealer, custodian bank, depository, trust company or other nominee for assistance concerning the offer.

Exhibit (a)(1)(C)

Form of Notice of Withdrawal

GOLD RESERVE INC.

Offer

Shares of our Common Stock, Modified Notes, Contingent Value Rights and Cash

for any and all of our issued and outstanding

5.50% Convertible Notes due 2022

(CUSIP No. 38068N AB4)

Pursuant to the Notice of Offer dated September 18, 2012, as amended October 29, 2012

THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 5, 2012, UNLESS EXTENDED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DATE”). HOLDERS MUST VALIDLY TENDER THEIR NOTES PRIOR TO THE EXPIRATION DATE TO BE ELIGIBLE TO RECEIVE THE OFFER CONSIDERATION. TENDERS OF NOTES MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE.

The undersigned acknowledges receipt of the Notice of Offer (the “Offer”) of Gold Reserve Inc. (the “Company”), a corporation organized under the laws of Yukon, Canada, relating to the Company’s outstanding 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”) that are validly tendered and not validly withdrawn, on the terms and subject to the conditions set forth in the Offer and the appropriate letter of transmittal. All withdrawals of Notes previously tendered in the Offer must comply with the procedures described in the Offer.

The undersigned has identified in the table below the Notes that are being withdrawn from the Offer:

Series	Date(s) such Notes were tendered
5.50% Convertible Notes due 2022

TOTAL LIQUIDATION PREFERENCE OF SERIES B PREFERRED STOCK TO BE WITHDRAWN:

AGGREGATE PRINCIPAL AMOUNT OF NOTES WITHDRAWN:

*

If any Notes were tendered through The Depository Trust Company (DTC), please provide the DTC Participant Number. This form should only be used for withdrawals of Notes delivered through DTC if the undersigned needs to withdraw Notes on the final day of the Offer and withdrawal through DTC is no longer available. Otherwise, the DTC form of withdrawal should be used for such Notes.

You may transmit this Notice of Withdrawal to the Agent at the address listed on the Offer.

This notice of withdrawal must be signed below by the registered holder(s) of the Notes tendered as its or their names appear on the certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by endorsements and documents transmitted with the letter of transmittal used to tender such securities. If signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, please set forth the full title of such persons.

Name(s):

Account Number(s):

Signature(s):

Capacity (full title):

Address (including Zip Code):

Area Code and Telephone Number:

Tax Identification or Social Security No.:

Dated:                               , 2012

DTC Participant Number
(applicable for Exchange Securities tendered through DTC only)

The Company will determine all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal in its sole discretion. None of the Company, the agent (as defined in the Offer) or any other person is under any duty to give notice of any defects or irregularities in any notice of withdrawal and none of them will incur any liability for failure to give any such notice.

Exhibit (a)(5)(C)

NR-12-12

Gold Reserve Announces Further Extension of Expiration Date of Offer for Remaining 5.50% Senior Subordinated Convertible Notes due 2022

SPOKANE, WASHINGTON, October 29, 2012

Gold Reserve Inc. (TSX VENTURE:GRZ) (NYSE-MKT:GRZ) (the “Company”) announced today that it is notifying holders  of approximately 1.3% of its 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”) (representing $1,080,000 in aggregate principal amount) of the further extension of the “Expiration Date” of  its offer (“Offer”) to participate in a restructuring transaction that has been agreed to with its four largest Noteholders representing approximately 98.7% of the outstanding Notes. The Company has extended the “Expiration Date” for the Offer to 5:00 p.m., Eastern Time, on November 5, 2012.

As of October 26, 2012, Notes in the aggregate amount of $36,000 have been tendered by the holders of the $1,080,000 of outstanding Notes that are not held by the four largest Noteholders. The four largest Noteholders have delivered their Notes to the Agent for the Offer. The terms and conditions of the Offer were set forth in the Tender Offer Statement filed on Schedule TO, and the letter of transmittal and the related offer materials filed as exhibits, which were filed with the Securities and Exchange Commission (“SEC”) on September 18, 2012.  The Company is filing amendments to its Schedule TO, letter of transmittal and related offer materials as of today. The Offer, letters of transmittal and related offer documents, as amended, may be obtained free of charge at the SEC’s website, www.sec.gov  or by directing a request to the Company.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Further information regarding the Company can be located at www.goldreserveinc.com,

www.sec.gov and www.sedar.com.

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."